Effective Date
March 6, 2023

2022 ANNUAL INFORMATION FORM

FOR THE YEAR ENDED DEC 31, 2022

1750 West 75TH Avenue, Suite 101
Vancouver, British Columbia, Canada, V6P 6P2

tel: +1-604-718-2000 fax: +1-604-718-2001
www.wfsinc.com

Westport Fuel Systems

Corporate Structure | 2022
Reference and Forward-Looking Information
In this Annual Information Form (“AIF”) references to "Westport Fuel Systems,” "Westport,” "the Company,” "we,” "us" and "our" refer to Westport Fuel Systems Inc. and its subsidiaries, collectively, unless the context otherwise requires. All dollar amounts set forth in this AIF are in U.S. dollars unless specifically stated otherwise. Except where otherwise indicated, all information presented is as of December 31, 2022.
Some of the historical data, statistics, and certain other industry information contained in this AIF are derived by the Company from industry consultants or from recognized industry reports regularly published by independent consulting and data compilation organizations. Industry consultants and publications generally state the information provided was obtained from reliable sources. We have not independently verified any of the data from third party sources nor have we ascertained the underlying economic assumptions relied upon in these reports.
Certain statements contained in this AIF and in certain documents incorporated by reference in this AIF, constitute "forward-looking statements". When used in this document, the words "may,” "would,” "could,” "will,” "intend,” "plan,” "anticipate,” "believe,” "estimate,” "expect,” "project" and similar expressions, as they relate to us or our management, are intended to identify forward-looking statements. Such statements are subject to certain risks and uncertainties and are based on several assumptions, all of which are outlined in Schedule "A" : Forward Looking Information. While the Company has a reasonable basis for such forward-looking statements, readers are cautioned that actual results may vary materially from the forward-looking statements in this AIF.

Corporate Structure
Our governing corporate statute is the Business Corporations Act (Alberta). Our head office and principal place of business is at 1750 West 75th Avenue, Suite 101, Vancouver, British Columbia V6P 6G2. Our registered office is 4500, 855 2nd Street SW, Calgary, Alberta T2P 4K7. In 2016 we amended our articles to change our name from Westport Innovations Inc. to Westport Fuel Systems Inc. following a merger with Fuel Systems Solutions Inc. on June 1, 2016.
The following chart includes our principal operating subsidiaries as of March 6, 2023, and, for each subsidiary, its place of organization and our percentage of voting interests beneficially owned or over which we exercise control or direction. The structure is not necessarily indicative of our operational structure.

Westport Fuel Systems Inc.
(Alberta, Canada)
100%
Westport Fuel Systems Canada Inc.
(British Columbia, Canada)
100%
Westport Fuel Systems Sweden AB
(Sweden)
100%
Westport Fuel Systems Italia S.r.l.
(Italy)
100%
Westport Power Systems (Kunshan) Co. Ltd.
(China)
100%
Westport Fuel Systems Netherlands B.V.
(Netherlands)
100%
Stako Sp. z o.o.
(Poland)
100%
TA Gas Technologies S.A.
(Argentina)
99.98%
Rohan BRC Gas Equipment Private Limited
(India)
50%
Minda Westport Technologies Limited
(India)

WESTPORT FUEL SYSTEMS INC. 2022 ANNUAL INFORMATION FORM | 1

About Westport Fuel Systems Driving Cleaner Performance
Westport is a leading global organization for the engineering, manufacturing, and supply of alternative fuel systems and components for transportation applications. We believe that gaseous fuels such as liquified petroleum gas ("LPG"), natural gas, biomethane, and hydrogen provide the best alternative to common liquid fossil fuels like gasoline and diesel fuels in many applications, offering compelling environmental, economic, and energy security benefits.
While others search for the next big idea, we have turned innovations into answers. Westport is the leading supplier of advanced fuel delivery components and systems that address lower emissions regulations to create a greener and cleaner tomorrow. By creating a path to carbon neutrality, our technologies deliver the performance and fuel efficiency required by transportation applications and deliver the environmental benefits that address climate change and urban air quality challenges. Headquartered in Vancouver, Canada, with operations in Europe, Asia, North America, and South America, we serve customers in more than 70 countries with leading global transportation brands through a network of distributors, service providers for the aftermarket and directly to original equipment manufacturers (“OEMs”) and Tier 1 and Tier 2 OEM suppliers. We also provide delayed OEM (“DOEM”) offerings and engineering services to our customers and partners globally. Today, our products and services are available for passenger cars and light-, medium- and heavy-duty trucks and off-road applications.
By innovating new, cleaner ways for industry to keep moving, Westport is well positioned to increase revenues and market share. As new stringent environmental regulations mandating greenhouse gas emission (“GHG”) and air pollutant reductions have been introduced in key global markets, we are leveraging our market-ready products and customer base to capitalize on these opportunities. In addition to our significant operational competency in well-established transportation markets, new technology development gives us a leadership position in gaseous alternative fuel systems which is driving future growth. With a decades-long track record of innovation and specialized engineering capabilities, we possess a strong and unique intellectual property position as evidenced by our substantial patent portfolio, trade secrets and copyrights and other intellectual property rights.

GOTHENBURG, SWEDEN
Support Office
CALGARY, AB
Production and
Tech Center
EINDHOVEN,
NETHERLANDS
Production and
Tech Center
SLUPSK, POLAND
Production
VANCOUVER, BC
Corporate Head Office
Tech Center
CAMBRIDGE, ON
Tech Center
BRESCIA, ITALY
Production
CHERASCO, ITALY
Production and
Tech Center
DELHI, INDIA
Production
KUNSHAN, CHINA
Support Office
ALBINEA, ITALY
Production
AHMEDABAD, INDIA
Production and
Support Office
BUENOS AIRES,
ARGENTINA
Production

WESTPORT FUEL SYSTEMS INC. 2022 ANNUAL INFORMATION FORM | 2

Market Overview | Market Dynamics
Market Overview
Economic development and the increase in global population are two significant factors that drive the ever-growing demand for transportation. The need to move people and freight is driven by an increasing global economy -- the world needs solutions that are clean, affordable, and scalable.
Several dynamics are driving the global alternative fuel market growth including increasingly stringent government regulations focused on carbon reduction, the parallel growth of renewables, increased product availability, fuel availability, and affordability.
Regulatory
Government regulation combined with social pressure is driving accelerated global demand and adoption of reduced emission vehicles. More stringent standards and accelerated timelines within the passenger car market has drawn much of the focus. Emissions standards continue to tighten and are also forcing changes in the heavy-duty vehicle segment.
Long-term fossil fuels are anticipated to be replaced by low/zero emission propulsion systems for transportation. This will be a multi-decade process and regulation will vary across developed and emerging markets and shape the adoption of various technologies. Feasibility, cost, and development time are all factors in the creation of a true zero emissions solution which is compelling, but not practical for all vehicle platforms. However, alternative fuels such as natural gas, hydrogen and biomethane are proven to deliver significant well-to-wheel reductions in carbon emissions, and our expertise in these alternative fuels positions us to play a significant role in the decarbonization of the transportation industry (1).
Carbon neutrality objectives, CO2 emissions, and fuel efficiency standards for vehicles are all key considerations in future regulatory requirements as governments around the world are targeting lower fuel consumption and lower CO2 emissions beginning in 2025. The increasing levels of supportive government policy combined with rising corporate adherence to emission reduction goals are creating growth catalysts for Westport in each of its key markets. 2025 is a pivotal year in our industry and it is fast approaching - the CO2 regulations are expected to only get tougher.
Europe
The European Union has been a leader in emissions regulations for light/medium-duty and heavy-duty vehicles and has historically supported the adoption of alternative fuel for lower emissions. Select countries further embraced this adoption by offering tax credits and incentives encouraging compressed natural gas (“CNG”) and liquified natural gas (“LNG”) for vehicle use.
Europe is currently targeting a quicker transition to lessen its reliance on Russian fossil fuels which has driven both the expansion of biomethane plants and revised hydrogen production targets.
•European CO2 emission standards currently have targets to reduce the CO2 emissions of new heavy-duty vehicles by 15% in 2025 and 30% in 2030 relative to the baseline value reported between 2019 and 2020. These targets are expected to be revised in 2023 with new targets set for the following decade. Industry projections show the path to decarbonization will be slow and will require the use of a variety of low/zero carbon solutions including biomethane and hydrogen.
•New car and van fleets must reduce average emissions by 15% in 2025, 55% by 2030 for cars (50% for vans) and 100% by 2035 relative to 2021 baseline levels. The European Commission (the “Commission”) will make a proposal for registering vehicles exclusively using CO2 neutral fuels after 2035. The Commission will also develop a common EU methodology, by 2025, for assessing the full life cycle of CO2 emissions of cars and vans placed on the EU market, as well as for the fuels and energy consumed by these vehicles.
•The European Union is also finalizing regulations on the deployment of alternative fuel infrastructure (AFIR) which is expected to play a crucial role in driving the growth of the alternative fuel vehicle market. The proposed legislation sets mandatory national targets for recharging infrastructure rollout positions at least every 60 km on main roads and hydrogen refueling infrastructure at least every 200 km on main roads, while the European Parliament wants hydrogen refueling stations every 100 km.
•In May 2022, the Commission presented REPowerEU, a plan to rapidly reduce dependence on Russian fossil fuels and fast forward the green transition, in which biomethane and hydrogen are expected to play a key role. REPowerEU has set a target of 35 billion cubic meters (bcm) additional biomethane production per year by 2030 and 20 million tons (Mt) of renewable hydrogen supply by 2030.
•In November 2022, the Commission proposed Euro 7 standards to further reduce pollutant emissions from all new motor vehicles, i.e., cars, vans, buses, and trucks, as well as air quality improvement. This is intended to meet the European Green Deal's zero-pollution ambition. Euro 7 will be the first worldwide emission standards to set limits for emissions from brakes and tires. The Euro 7 proposal must be evaluated by the European Parliament and the European Council in view of its adoption by the co-legislators. If approved, the Commission has indicated the proposed standards be implemented by July 2025 for passenger cars and vans and by July 2027 for trucks and buses.

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Market Overview | Market Dynamics
North America:
Government agencies in both the United States and Canada have committed to continue cutting emissions from cars, trucks and transport vehicles including a focus on increasing emissions standards and to the availability of low to zero emission fuels. They also announced important plans and strategies to massively support investment in clean fuels including renewable natural gas (“RNG”) and hydrogen.
•The US Environmental Protection Agency (“EPA”) adopted in December 2022 a final rule, “Control of Air Pollution from New Motor Vehicles: Heavy-Duty Engine and Vehicle Standards,” that sets stronger emissions standards to further reduce air pollution. This includes pollutants that create ozone and particulate matter, from new heavy-duty vehicles and engines starting in model year 2027.
•Also in December 2022, the EPA issued a multi-part proposal that will build on the foundation for the Renewable Fuel Standard (RFS) program started in the current administration. It seeks to “advance the priorities of energy security, less pollution, and consumer protection.” This proposal includes steady growth of biofuels for use in the nation’s fuel supply until 2025.
•The Government of Canada published in late 2022 proposed regulations that set zero emission vehicle ("ZEV") sales targets for manufacturers and importers of new passenger cars, SUVs, and pickup trucks. The regulations will require that at least 20% of new vehicles sold in Canada will be zero emission by 2026, at least 60% by 2030, and 100% by 2035.
•The U.S. Inflation Reduction Act (“IRA”) of 2022 supports investment in clean fuel production, refueling infrastructure and vehicles including RNG and hydrogen and represents the single largest investment in climate and energy in American history. The IRA actively promotes hydrogen and RNG by introducing a new Clean Fuel production tax credit (PTC) and reinstalling expired alternative fuel credits until 2024; making “energy storage technologies” eligible for the ITC with a definition specifically including hydrogen; revising the “clean vehicle” credit for passenger vehicles and introducing a substantial credit for clean commercial vehicles, a key use case for hydrogen; and reviving and expanding the alternative fuel station credit which will foster more alternative fuel fueling stations.
•California is a historic leader in RNG transportation, achieving negative average carbon intensity in 2020. The California Air Resources Board (CARB) 2022 Scoping Plan for Achieving Carbon Neutrality lays out a path to achieve targets for carbon neutrality and reduce anthropogenic GHG emissions by 85% below 1990 levels no later than 2045. The actions and outcomes in the plan will achieve among other things significant reductions in fossil fuel combustion by deploying clean technologies and fuels.
•Canada’s Hydrogen Strategy is aimed at clean hydrogen delivering up to 30 percent of Canada's energy by 2050, making Canada one of the top three producers of clean hydrogen globally.
China:
Until recently, China followed the European emissions standards, with China V standards aligned with those of Euro 5/V for light- and heavy-duty vehicles. However, the newer China VI standards are more stringent than their European counterparts in some respects. China VI-a called for application of Euro VI standards for all new heavy-duty vehicles starting in mid-2021. China VI-b imposes additional requirements including anti-tampering monitoring and remote diagnostics data reporting. Even though the timeline of “China VII” is not determined, China intends to continue updating emission and fuel consumption standards. New standards would likely be implemented from 2030 and require much stricter NOx limits, new cold start requirements, as well as improved on-board diagnostics (OBD) and remote monitoring systems. China is additionally currently preparing the national “fourth stage” of fuel consumption limit that is expected to require a 15% reduction of CO2 emissions for diesel heavy-duty vehicles. LNG trucks may be included in its “fifth stage” of national compulsory fuel consumption standards.
Annually, China emits more CO2 than the entire developed world combined and will likely face tremendous challenges to meet its 2030 and 2060 carbon emissions reduction targets, particularly in the class 8 truck transportation industry. To meet these targets, China has set goals for alternative-fuel vehicles to reach 20% of total auto sales by 2025 from about 5% today, with primary focus on EVs, PHEVs, and FCEVs. China has also been at the forefront of natural gas vehicle adoption globally, with about 10 million NGV vehicles in service, though mainly passenger vehicles.
•China is the global leader in terms of LNG vehicles’ adoption. In 2020, the sales of LNG heavy-duty trucks represented 8.8% of all heavy-duty truck sales. Though sales of LNG vehicles have dropped as a result of high fuel prices, sales still represented over 30,000 units during the January-September 2022 period, and 5.8% of all heavy-duty truck sales in the same period.
•LNG, biomethane and hydrogen are expected to play a key role in China’s transport mix. The Chinese government funded 64 biomethane pilot projects and 1,400 biogas plants. China is the largest hydrogen producer in the world. Hydrogen mobility is seen as crucial to decarbonize China’s transport sector. The country has set a target of having a fleet of 50,000 hydrogen vehicles by the end of 2025, focused primarily on medium- and heavy-duty trucks. There are plans to double the number of H2 stations in the coming years from around 300 today.

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Market Overview | Market Dynamics
India:
India’s auto sector accounts for about 18% of CO2 emissions in the country. The Bharat stage emissions standards (BSES) regulate the exhaust pollutant emissions from internal combustion engines for light- and heavy-duty vehicles. India has ramped up the standards episodically, most recently in April 2020 with the nationwide adoption of Euro 6/VI standards, known as Bharat Stage 6/VI emissions norms. India has been promoting the use of alternative fuels to reduce emissions and to achieve energy independence.
•In 2022 India proposed new fuel consumption standards ("FCS") for all vehicles, including light, medium, and heavy-duty motor vehicles, which are either manufactured or imported for sale. These norms are proposed to be implemented beginning April 1, 2023.
•India’s government has indicated commitment to the deployment of CNG and LNG stations, aiming for 10,000 CNG stations by 2028 and 1,000 LNG stations by end of 2024.
•Delhi and Mumbai are estimated to have over 100,000 commercial CNG vehicles, among the largest globally.
•India is considering deploying hydrogen production and fueling infrastructures. As part of its “National Green Hydrogen Mission,” India plans to replace fossil fuels and fossil fuel-based feedstocks with renewable fuels and feedstocks based on green hydrogen and create Green Hydrogen mobility corridors and “Hydrogen Highways” where Green Hydrogen production projects and refueling stations will be built.
Fuel Availability
Alternative fueling infrastructures are growing rapidly, a direct result of tighter global emissions standards. The creation of a fueling station network is essential to meeting the targets and demand predictions for 2030 and beyond. Renewables specifically have grown significantly over the past decade, making them both more scalable and widely available. Greater fuel availability for biomethane and hydrogen drives faster adoption and is crucial for reaching decarbonization targets.
Biomethane is making a substantial impact currently and has the capability to make a much larger one. The use of biomethane as a transport fuel bolsters the environmental case for gas-based vehicles and can fully replace natural gas as a source of fuel without any changes required to the engine. The case for using biomethane for transport is strongest in transport segments where electrification is a more challenging prospect, such as long-haul road freight and shipping. These areas are currently experiencing the greatest adoption, due to climate benefits and availability. Biomethane is a well-to-wheel climate reduction solution that is available today.
LPG
•LPG stations have been expanding, reaching approximately 47,000 LPG stations in 70 countries.
Natural Gas
•China has the largest existing natural gas infrastructure in the world with 9,000 CNG stations and 3,000 LNG stations.
•Europe has over 4,000 CNG stations and the number of LNG fueling stations in Europe has more than quadrupled since 2018, and now exceeds 600 stations (many of these stations are being fueled and supplied with biogas).
•India has 10,000 CNG stations planned for construction by 2030, with over 3,000 currently in place.
•The U.S. has over 1,200 CNG stations and over 60 LNG station with further expansion expected.
Hydrogen
Heavy-duty transport is expected to play a significant role in the demand of hydrogen in Europe where it is estimated that by 2050, 25% - 30% of hydrogen will go to the transportation sector. The Automobile Association ("ACEA") in Europe estimates 300 truck-suitable hydrogen fueling stations will exist by 2025, up from 32 stations today. Almost all the hydrogen stations in the U.S. are in California or Hawaii, with more under development in the Northeastern U.S. and the Pacific Northwest. The U.S. government goal is 200 hydrogen stations in California by 2025, growing to 1,000 stations by 2030.The supply/demand equation is expected to balance out as the increased availability of hydrogen is expected to lead to decreased costs.

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Market Overview | Market Dynamics
Market Size
The world is growing. The amount of goods that need transport is increasing as well. The transportation industry aspires to get more goods to more people in a cleaner, more efficient, and affordable way. About 1.5 billion vehicles are on the road, and the global transportation industry is currently producing nearly 90 million new vehicles each year.
Heavy-Duty
The heavy-duty market experienced a significant decline because of the COVID-19 pandemic and related disturbances in global logistics and supply chain systems. OEM production is back on track and facing an environment of increased regulation on vehicle emissions. The heavy-duty truck market is currently valued at approximately $200 billion.(1)
The alternative fuel truck market has gained traction in Europe, growing from 1% natural gas vehicles in 2017 to nearly 4% today. Globally, there are more than 23 million natural gas-fueled vehicles (2) on the road, representing nearly 2% of the global road fleet. This transition to natural gas is expected to accelerate as more stringent carbon regulations drive the conversion to lower emission options including alternative fuels like LNG, bio-methane, and hydrogen). Our lead customer, using Westport high pressure direct injection(“HPDI”) Technology, continues to increase its natural gas transportation market share in Europe.
Passenger Car
Our products allow for the conversion of passenger car vehicles in the aftermarket through a network of dealers and installers.
The world market for LPG/CNG conversion kits is estimated to be 1.0 -1.3 million units per year. Westport is a leader in the industry with roughly 25% market share globally. Market share is expected to grow with the addition of our agreement to supply Euro 6 and Euro 7 LPG fuel systems to a global OEM.
Market Dynamics
Automotive Industry Trends
The following is a brief description of several key automotive industry trends that are shaping our long-term strategy: (3)

Continuing focus on reducing vehicle energy consumption and CO2 emissions	•Sustainability and regulatory considerations accelerating push for more efficient, cleaner alternative fuel systems and components
Increase in R&D spending	•Significant development and engineering costs for OEMs may drive increased outsourcing to suppliers and collaboration
OEM cooperative alliances/consolidation	•Joint platform development and costs sharing/joint purchasing
Emergence of new “best-cost” automotive markets	•New “best-cost” automotive markets, which are close to larger established manufacturing markets
Sources:
1.Allied Market Research (December 2022): Heavy-Duty Truck Market, Forecast and Size
2.Natural Gas Vehicle Association of America (2022)
3.Westport Fuel Systems Analysis (2022)

Near Term Industry Challenges

Global Supply Chain Challenges and Inflationary Environment
We continue to experience supply chain challenges to source semiconductors and other inputs to production due to supply shortages plaguing the automotive industry. While demand for more climate-friendly vehicles with favorable fuel price economics is growing, the global shortage of semiconductors and raw materials is impacting automotive manufacturing and creating bottlenecks. We expect that the global semiconductor supply and raw materials shortages affecting the automotive industry will continue to impact our business for the foreseeable future. Besides shortages, we are experiencing inflationary pressure on production input costs from sourcing semiconductors, raw materials and parts, higher energy costs in operating our factories, and increased labor costs that are impacting margins. The prolonged supply chain disruption continues to have material impacts on production delays and end-customer demand declines. We are closely monitoring and making efforts to

WESTPORT FUEL SYSTEMS INC. 2022 ANNUAL INFORMATION FORM | 6

Market Overview | Market Dynamics
mitigate the impact of the global shortage of semiconductors, raw materials and parts on our businesses, however, we do not expect this shortage to impact our long-term growth.

Russia-Ukraine conflict

We conduct a portion of our light-duty OEM and independent aftermarket manufacturer ("IAM") businesses in Russia by selling our products to numerous OEMs and other IAM customers. Our Russian business has been a growing and important market for gaseous fuel systems and components. Due to the Russian invasion of Ukraine in late February 2022, the United States, European Union, Canada and other Western countries and organizations have announced and enacted numerous sanctions against Russia to impose severe economic pressure on the Russian economy and government. The sanctions have had a significant impact on our ability to conduct business with our Russian customers due to restrictions caused by ownership and the ability of some Russian customers to pay for goods because of banking restrictions. In addition, recent limitations and restrictions imposed on the export of Russian natural gas have had a significant impact on the price of natural gas (see "Fuel Prices" below). While the full impact of the commercial and economic consequences of the conflict are uncertain at this time, revenues generated in the Russian market were $7.6 million less in the year ended December 31, 2022 compared to same period in 2021. We cannot provide assurance that future developments in the Russian-Ukraine conflict will not continue to have an adverse impact on the ongoing operations and financial condition of our business in Russia.
Fuel Prices
During 2022, there have been significant increases and continued volatility in LNG and CNG pricing. This volatility extends to liquid fuels including crude oil, diesel, and gasoline, given uncertainty in supply levels and European geopolitical risk due to the Russia-Ukraine conflict. Gaseous fuel price increases that negatively impact the price differential of gaseous fuels versus diesel and gasoline, may impact our customers' decision to adopt such gaseous fuels as a transportation energy solution in the short-term. We continue to observe softness in demand in our heavy-duty and light-duty OEM sales volumes caused by the uncertainty over the elevated prices of CNG and LNG relative to diesel and gasoline in Europe. Despite pressure on CNG and LNG prices, the LPG price differential to gasoline in Europe continued to improve towards the end of the year and be favourable to customer demand, which supported increased sales in our IAM and our Fuel Storage businesses.
Industry Growth Drivers
The United Nations 2022 Emissions Gap Report ("EGR") states “the world is not on track to reach the Paris Agreement goals and global temperatures can reach 2.8°C by the end of the century.” The 2022 EGR further finds “the world must cut emissions by 45 per cent to avoid global catastrophe.” (4)
Transportation is a vital sector from a decarbonization perspective, contributing 24% of direct CO2 emissions from fuel combustion, and producing 10% of the world’s greenhouse gas emissions. The Paris (COP21) and Glasgow (COP26) agreements have outlined the need for transportation propulsion technologies to achieve maximum CO2 reduction in short time scales.
The drivers of the transportation industry are those activities that support transitioning over to future mobility. The emphasis on electrification alone ignores the reality that the path to decarbonization is a path to hydrogen and a mix of technical solutions including use of alternate fuels and hybrids in the near term, to zero-emission technologies such as battery electric vehicles (BEVs) and hydrogen-powered vehicles in the long term with variances based on consumer acceptance, vehicle application and geography.
While BEVs have garnered attention, they are best suited for light vehicle applications with established duty cycles. For medium- and heavy-duty vehicles, BEVs are not the technology choice given the issues with range, battery size, refueling time, payload penalty, and charging infrastructure.(5) BEVs are dependent on critical raw materials such as lithium, cobalt and nickel for batteries, whose supply sources are concentrated in a few regions across the globe. This makes them susceptible to shortages and price fluctuations. Mining these metals causes additional environmental concerns. This is why alternative fuels and hydrogen are positioned to support decarbonization at a critical time in the transition to a zero-carbon economy. (6)
Many factors are driving increased interest in low carbon hydrogen potential to help advance decarbonization including:
•A global shift toward decarbonization as governments around the world support environmental regulations and financial incentives. Currently 75 countries have net zero ambitions with more than 30 countries implementing hydrogen-specific strategies.
•There is an uptake in hydrogen commercial solutions as products become increasingly available and affordable in hard-to-abate sectors such as heavy industry and long-distance transportation.
•Electrification is insufficient to fulfil 2050 net zero targets.

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Market Overview | Market Dynamics
The decarbonization of the transportation industry can only move as fast as the ecosystem allows. With our existing technology and manufacturing infrastructures, we are embarking on a path to hydrogen as the fuel of the future.
We are focused on delivering practical solutions for decarbonization of one of the most important sectors of the economy. Specifically:
•To meet demand for decarbonization, the heavy-duty transport sector is in urgent need of cleaner engines and fuels, and advances in technology.
•To succeed, policies governing the transition to a net-zero future in heavy transport need to take an all-fuels, all-technology approach to the transition.
•To achieve a meaningful reduction in emissions, more countries need to adopt fuel economy and CO2 emissions standards for heavy-duty vehicles, support technological development in the sector and implement low-emission vehicle mandates.
Our HPDI fuel system features the only natural gas technology retaining the performance and efficiency of a diesel engine and can be integrated into any engine and truck manufacturers offer. Market-ready solutions such as LNG or bioLNG are available now and infrastructures can be easily extended, using the current infrastructure for diesel. The only way to reduce GHG emissions is to support all existing clean solutions, including biomethane (both in compressed and liquified forms), in accelerating the decarbonization of road transport.
“Our products are already playing an important role in reducing carbon in transport and helping to make a clean and prosperous future possible for everyone. Already today, there are thousands of HPDI-powered trucks in operation in Europe, fueled by low carbon LNG and bio-LNG, a carbon-neutral fuel. These trucks have avoided producing tons of CO2 and will continue to do so for years to come. HPDI is having a tangible impact on carbon reduction now with LNG and bio-LNG, and in the foreseeable future when green hydrogen is used with our HPDI technology. We believe we have a disruptive and game-changing technology, without the change, using hydrogen internal combustion engine and HPDI.”
David Johnson, Chief Executive Officer ("CEO") of Westport Fuel Systems
Sources:
4.UN Environment Programme (October 2022): Emissions Gap Report 2022
5.Ernst & Young (September 2022): Hydrogen Leads The Race To Net Zero
6.Mumford, Baker & Munshi (January 2022): High Performance Hydrogen Engine Applications Using Westport Fuel Systems’ Commercially Available HPDI.

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Market Overview | Competitive Conditions
Competitive Conditions and Advantages
Tier 1 Suppliers
The competitive conditions on the journey toward zero in a post-pandemic world continued to intensify. The rapid rise of electrification, disruptive technologies, CO2 regulations, managing supply chain interruptions, and workforce talent management are all areas of intense competition.
For many Tier 1 suppliers the formula for success during this sustainable transportation transition has shifted significantly from creating competitive advantage through operational efficiencies in the short term to a longer-term strategy of leveraging existing assets and building new competencies. Transport sector decarbonization goals will need to combine multiple and complementary solutions to reduce GHG emissions - but which combination will win? Aggressive moves in existing and new markets will be rewarded with positioning and market share gains in a new and emerging competitive landscape.
As a Tier 1 supplier we have the unique opportunity to position our organization as a global supplier with innovative technology products and systems. We are tackling climate change head-on. We are dedicated to driving cleaner performance for transportation with affordable fuel system solutions - across audiences, across global regions, across fuels, and across applications that meet existing and future emissions regulations.
Powertrains – No One Size Fits All
We recognize there will be a diversity of powertrains used throughout the world. Our competitive advantage is the ability to adapt and deliver today with existing manufacturing and fueling infrastructures.
Our products and related technologies compete with:
•Manufacturers of on-engine and off-engine components and systems for alternative fuels
These companies produce components, manufacture, and assemble complete systems, and may also manufacture or assemble conversion kits used to convert vehicles fueled by diesel or gasoline to an alternative fuel.
•Conversion specialists
These companies convert vehicles to run on alternative fuels by installing alternative fuel components or systems on vehicles or by installing aftermarket components and conversion kits that were originally fueled by diesel or gasoline.
•Conventional spark-ignited or direct injection combustion technology
These incumbent technologies such as engines powered by diesel or gasoline produced by global manufacturers, hold a large market share in our target applications. Although we compete with these systems, our business is based on the conversion of these platforms to alternative fuels.
•Hydrogen-powered engines: H2ICE and Fuel Cell Electric Vehicles ("FCEVs") system suppliers
In the hydrogen economy there are two technologies: FCEVs and hydrogen internal combustion engines (H2ICE). FCEVs generate electricity from hydrogen in a fuel cell used to power the electric motor, whereas H2ICE burns hydrogen in an internal combustion engine.
“Global transportation is responsible for roughly a quarter of greenhouse gas emissions, so we must continue to use all available options to clean the air and reduce CO2 emissions from transportation. We must do so quickly and effectively. To move quickly, we need cleaner technology NOW. To be effective, we need scale. To achieve scale, we need practical, affordable solutions that exist within the infrastructure we have, not one we might have one day. Westport Fuel Systems products are Affordable, Effective, Practical and Available Now.”
David Johnson, CEO Westport Fuel Systems

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Our Business and Strategy | Three Year History

Our Business History and Strategy
Three Year Lookback
2022
On December 13, we announced a collaboration with Johnson Matthey, a global leader in sustainable technologies, to develop an emissions aftertreatment system tailored to Westport’s proprietary H2 HPDI fuel system, with the goal of reducing or eliminating emissions.
On December 7, we announced that we were awarded a program to develop and supply LPG systems to a global OEM to accommodate some of its Euro 7 vehicle platforms. The program is forecasted to generate €40 million in annual revenue with production expected to begin in Q1 2025.
On November 29, we announced we would provide a strategic update and deep dive into the H2 HPDI fuel system at our 2022 Capital Markets Day on December 8, 2022 in Toronto, Canada.

On November 7, the Company announced that on November 3, 2022, it received written notice (“Notification”) from The Nasdaq Stock Market LLC (“Nasdaq”) notifying it that it is currently not in compliance with the minimum bid price requirement set forth under Nasdaq Listing Rule 5550(a)(2) (“Nasdaq Listing Rule”). The Notification has no immediate impact on the listing of the Company’s common shares, which will continue to trade on the Nasdaq. In accordance with applicable Nasdaq procedures, the Company has 180 calendar days, or until May 2, 2023, to regain compliance with the Nasdaq Listing Rule. To regain compliance, the Company's ordinary shares must have a closing bid price of at least US$1.00 for a minimum of 10 consecutive business days. The Company stated that it intends to monitor the closing bid price of its common shares and may, if appropriate, consider implementing available options to regain compliance with the Nasdaq Listing Rule. Such options may include, but are not limited to, implementing a consolidation reverse share split of its outstanding common shares, to regain compliance with the minimum bid price requirement under the Nasdaq Listing Rule. (On February 14, 2023, the Company received notice from the NASDAQ that it had regained compliance with the NASDAQ Listing Rule. As at the close of business on March 6, 2023, the minimum closing bid price of the Company’s Common Shares has remained above US$1.00 per share. Subject to continued compliance with NASDAQ's continued listing standards, the Company’s Common Shares will continue to be listed and traded on NASDAQ under the symbol "WPRT.”)
On October 26, the Company and Scania AB ("Scania"), a world-leading provider of transport solutions, announced impressive engine test results of Westport’s H2 HPDI fuel system for heavy-duty vehicle applications.
On September 30, we announced the resignation of Chief Financial Officer (“CFO”) Richard Orazietti and the appointment of William Larkin as successor CFO.
On September 28, we unveiled in Brussels to an audience of policy makers and industry representatives, our new H2 HPDI fuel system for heavy-duty vehicles that is expected to reduce CO2 emissions in alignment with EU decarbonization goals.
On August 29, we released our 2021 ESG report outlining the Company's accomplishments within the core ESG areas of carbon footprint, operational health and safety, diversity, equity and inclusion, responsible sourcing, human rights, and ESG governance.
On July 11, we announced that we had been awarded a program to develop and supply LPG systems for several vehicle applications for a global OEM. The program is forecasted to provide €38 million in revenue through the end of 2025, with production expected to begin in Q4 2023. We will provide fuel systems solutions for the Euro 6 applications to this OEM, supplying the entire LPG system from the fuel tank to the fuel injectors. In parallel, we announced that we were developing fuel systems to respond to future regulations including the proposed Euro 7 standards.
On May 3, we announced our H2 HPDI fuel system in a demonstrator truck enabled heavy-duty trucks to operate on biomethane (renewable natural gas) and natural gas with the same power, torque, efficiency, and performance as diesel engines, and with better results running on hydrogen, all while meeting global emissions regulations.
On February 7, we announced that Cummins Inc. ("Cummins") and Westport had. agreed to a share purchase agreement for the sale of Westport's stake in the Cummins Westport Inc. ("CWI") joint venture, for proceeds of approximately $22 million. Westport also sold certain of its rights in the intellectual property of CWI for additional proceeds of $20 million. Cummins and Westport also agreed to conduct an initial technical assessment of Westport's HPDI™ fuel system for potential use on Cummins' hydrogen applications, an application designed to directly inject a fuel into the combustion chamber of an ICE. Westport’s HPDI™ fuel system is designed to directly inject a fuel into the combustion chamber of an internal combustion engine.
On January 27, we announced that we joined the internationally recognized Hydrogen Council (www.hydrogencouncil.com) as a supporting member. The Hydrogen Council is a global CEO-level advisory body providing a long-term vision for the vital role of hydrogen technologies in an energy transition for cleaner transportation solutions.

On January 25, we announced the appointment of Philip B. Hodge to our Board of Directors (the "Board"). Mr. Hodge was later appointed as a member of the Audit Committee.

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Our Business and Strategy | Three Year History
2021
On December 16, we announced that we had refinanced a $20 million term loan from Export Development Canada ("EDC") providing for the extension of the maturity of the indebtedness to EDC and a reduction in interest rate.
On November 2, we announced the award of a tender issued by NAFTAL, a branch of SONATRACH, the national Algerian Oil & Gas company. Under the terms of the tender, Westport Fuel Systems will supply 60,000 liquefied petroleum gas systems over the next 18 months with related spare parts for a total value of approximately €9 million.
On September 20, we released our 2020 ESG report outlining our progress and sharing our forward plans to evolve and mature an embedded ESG strategy.
On July 7, we announced a joint collaboration with TUPY and AVL List GmbH ("AVL") to develop a highly efficient hydrogen ICE for heavy goods transportation.
On June 8, we announced the closing of an underwritten marketed public offering of Common Shares in the United States and Canada for gross proceeds of $115,115,000. We issued 20,930,000 Common Shares, including 2,730,000 Common Shares following the exercise in full by the underwriters of their over-allotment option. The shares were issued at a price to the public of US $5.50 per share.
On May 28, we announced the acquisition of Stako sp. z o.o., the liquified petroleum gas fuel storage manufacturing subsidiary of Worthington Industries Inc. in a transaction valued at €5 million.
On March 18, we announced a co-investment with our Tier 1 global injector manufacturing partner to expand their production facility in Yantai, China to supply jointly developed and proprietary fuel injectors to the growing global market for Westport's HPDI 2.0 fuel system.
On March 17, we announced that our Weichai Westport Inc. joint venture ("WWI") agreed to modified terms for the supply of Westport's HPDI 2.0 fuel systems.
On March 15, we announced our inclusion in the S&P/TSX Composite Index.
On March 10, we announced the successful startup and initial trials of a heavy-duty ICE running on hydrogen fuel, using its patented and proprietary Westport HPDI 2.0 fuel system.
On February 25, we announced a joint publication with AVL relating to their comprehensive analysis of the total cost of ownership for heavy-duty hydrogen fueled powertrains, applying inputs from our hydrogen simulations and operating costs for Westport's HPDI 2.0 fuel system with AVL’s existing total cost of ownership models for diesel and fuel cell powertrains.
On January 21, we announced we had agreed to commence a research project with Scania AB ("Scania") to apply our Westport HPDI 2.0 fuel system with hydrogen to the latest Scania commercial vehicle engine.
On January 7, we announced the appointment of Anthony Guglielmin to our Board of Directors. Mr. Guglielmin was also appointed to the Audit and the Nominating and Corporate Governance Committees.
2020
On November 19, we announced that our joint venture, CWI, had announced changes to its Board of Directors and Management in accordance with the terms of the CWI joint venture agreement. The changes took effect January 1, 2021.
On November 16, we announced a follow-on contract for new product development work with our current European-based OEM partner to apply the Westport HPDI 2.0 fuel system to an updated base engine platform. The program is intended to incorporate new features for the resulting HPDI 2.0 fuel system and certification to meet Euro VI Step E emission regulations that take effect in 2024.
On November 11, we announced we had established an at-the-market equity offering program to allow us to issue up to $50 million (or the equivalent in Canadian dollars) of Common Shares from our treasury to the public from time to time, at our discretion and subject to regulatory requirements.
On September 18, we announced that our WWI joint venture received certification from China’s Ministry of Ecology and Environment for our 12-liter engine equipped with the HPDI 2.0 fuel system.
On September 15, we announced we signed definitive agreements with our joint venture partner in India, UNO MINDA Group (“UNO MINDA"), to sell the assets of its wholly owned subsidiary Rohan BRC Gas Equipment Pvt. Ltd. to Minda Emer Technologies Ltd., a 50/50 joint venture owned by Westport Fuel Systems and UNO MINDA.
On August 31, we announced we had been awarded a long-term agreement for the supply of electronic control units to a leading Tier 1 automotive supplier involving the manufacture and supply of electronic control units that will be integrated in the electric water pumps of two light-duty vehicle models of the counterparty automotive OEM in Europe. The electronic control units were to be supplied over a seven-year period with an estimated sales value of $58 million.
On August 11, we released our inaugural ESG report outlining our progress and focus on strengthening ESG performance and enhanced disclosures.
On August 11, we announced we had secured a €7 million loan from Deutsche Bank to improve liquidity during the COVID-19 pandemic and finance capital investments for long-term growth. The six-year €7 million term loan was issued to Westport Fuel Systems’ Italian subsidiary, Emer S.p.A, ("Emer") under the Italian government’s Liquidity Decree, an enhanced framework of business support established to help manage the challenges associated with COVID-19.
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Our Business and Strategy | Three Year History
On August 4, we announced a new contract between MTM (the fully owned Italian subsidiary of Westport Fuel Systems) and NAFTAL (Algerian State-Owned Agency for Distribution and Sale of Oil and Gas) to supply 30,000 LPG systems into the growing Algerian market.
On July 24, we announced we had secured a €15 million loan from UniCredit Italia to improve liquidity during the COVID-19 pandemic. The six-year €15 million term loan was issued to Westport’s Italian subsidiary, MTM, under the Italian government’s Liquidity Decree. The loan provided MTM with improved liquidity for working capital, payroll, and capital investment.
On July 24, we announced we had entered into an agreement for the refinancing of our convertible notes held by funds associated with Pangaea Two Management, LP and Cartesian Capital Group (“Cartesian”), a global private equity firm. Under the terms of the agreement, we agreed to pay down the principal amount of the then outstanding existing convertible notes from $17.5 million to $10 million. Concurrent with such repayment, the maturity of the remaining amended notes was extended to three years from the date of the amendments, the coupon rate was reduced from 9% annually to 6.5% annually, and the conversion price was revised from $2.17 per share to $1.42 per share. Peter Yu, Managing Partner of Cartesian, resigned his seat on the Westport Fuel Systems Board.
On July 23, we announced we had closed a $10 million non-revolving term credit facility from EDC to bolster liquidity during the COVID-19 pandemic. The Credit Facility enabled us to make periodic requests for advances for a period of nine months from the date of the Amended and Restated Loan Agreement and had a final maturity date twelve months from the date of the agreement. The Credit Facility’s interest rate was US Prime + 3.00% per annum on drawn amounts and has no prepayment penalty or standby charge.
On May 28, we announced we had secured a €5 million loan from UniCredit to bolster liquidity during the COVID-19 pandemic. The loan, guaranteed by the Central Guarantee Fund for 90% of its countervalue has a five-year term, in accordance with Article 13 of the Liquidity Decree.
On May 26, we announced we were awarded a competitive tender bid by the Egyptian International Gas Technology Company ("GASTEC") to supply 6,300 CNG sequential injection fuel systems into the growing Egyptian market in 2020.
On April 28, we announced production and manufacturing would fully resume at its facilities in Cherasco, Brescia, and Albinea, Italy on May 4, 2020, given the Italian Government’s decree of April 24, 2020, regarding the COVID-19 pandemic.
On March 25, we announced we had amended the terms of our secured term loan with EDC to defer $6.0 million in principal payments in 2020 and extend the term of the loan until September 30, 2022.
On March 23, we announced the temporary suspension of production in Cherasco and Albinea, Italy pursuant to the Italian Government’s decree issued on March 22, 2020 regarding COVID-19.
On March 16, we announced the temporary suspension of production in Brescia, Italy, due to the COVID-19 pandemic.
On January 9, CWI announced that it had received certifications from both the U.S. EPA and CARB for its B6.7N natural gas engine, thereby meeting 2021 EPA GHG requirements.
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Our Business and Strategy | Strategy
Strategy
In many of our key markets including Europe, North America, and China, adoption of alternative fuels for transportation applications continues to increase and is expected to experience a step change increase as regulatory requirements become increasingly more stringent beginning in 2025. We are well positioned to deliver clean, affordable products that address these regulatory requirements now and into the future.
The foundation of our strategic pillars is based on the continued strength of our market position with a keen focus on extracting business efficiencies and improving financial strength. We strive to deliver valuable, impactful products and services to our global customers, enabling a collective contribution to a decarbonized transportation sector.

1. Deliver Sustainability in our Existing Markets Through a Diversified Portfolio of Technology, Products, and Services
Our diverse portfolio of technology, products, and services are sold under a wide range of established brands. They provide the foundation for sustainable growth in existing markets and guide our expansion into new and emerging markets around the world.
•Responsibly achieve sustainable profitability in key growth markets – Europe, India, North America and China – and to satisfy the demand for clean, affordable, low emissions transportation with our diverse portfolio of technology solutions for low carbon gaseous fuels.
•Complement our growth and scale efficiencies through strategic merger and acquisition and corporate development activities.
2. Unlock New and Emerging Markets Through the Delivery of Cleaner, Affordable Transportation Solutions
Investing in innovation and delivering new technology to the market is a critical aspect to our future growth. We are building opportunities in our business that address global trends impacting the evolution and diversification of sustainable transportation fuel alternatives. This includes, but is not limited to, advancing the HPDI fuel system, including our HPDI 3.0™ fuel system and hydrogen fueled H2 HPDI™ fuel system and advancements in our direct injection aftermarket technologies.
•Provide customers with the ability to preserve investments in capital and manufacturing infrastructure while achieving the goal of reducing their carbon footprint with Westport's H2 HPDI fuel system, and seamlessly integrated engineering services
•Strengthen our product portfolio by identifying and addressing strategic opportunities for growth that complements our business and our technology.
3. Drive Operational Excellence and Reputation as a Tier 1 Supplier with Superior Quality and Reliability
Achieving operational excellence in our manufacturing and supply chain management is key to our strategic success. In addition, sustainability has been deeply engrained in our culture since our inception. The goal to increase profitability is predicated on our ability to enhance quality, production efficiency, and reliability that fosters strong long-term partnerships with OEMs, distributors, and customers. How well we perform as a steward of our environment, a safe operator and a diverse employer is tightly linked to our business success and our ability to create long-term value for our stakeholders. We will accomplish these in line with our ESG goals. Specifically:
•Continue to invest in innovative technologies to reduce GHG emissions throughout the value chain while embedding these efforts in our day-to-day business.
•Adhere to the WFS Quality Management System across all global operations, validated by requisite ISO certifications.
•Improve our business processes and interactions within our ESG framework to guide our actions and improvements.
Through our annual ESG reporting, we share our approach to responsibly managing our environmental, social and governance practices with our business and other stakeholders.
4. Extract Efficiencies Through Prudent Capital Management Focused on Cost Optimization and Margin Expansion
•Establish the foundation required to enable Westport to achieve its strategic priorities through enhanced financial performance. Some of these priorities include: 1) realign cost structure including mitigating inflationary pressures; 2) focused site-specific margin improvements; and 3) optimizing current production portfolio;
•Commitment to building transportation solutions that improve the environment and add prosperity to communities.

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Our Business and Strategy | Description of the Business

Description of the Business
Our Brands
Our Products
Westport designs, manufactures, develops, validates, certifies, and sells alternative fuel (LPG, CNG, LNG, RNG, and hydrogen) components and systems for passenger cars and light-, medium- and heavy-duty commercial vehicles and off-highway applications.
Our portfolio of products includes pressure regulators, injectors, electronic control units, valves and filters, complete bi-fuel, mono-fuel and dual-fuel LPG and natural gas conversion kits and high-pressure hydrogen components. Our product portfolio also includes Westport’s HPDI 2.0, a complete fully-OEM-integrated LNG system that enables heavy-duty trucks to operate on natural gas, biomethane and hydrogen.
Operating Business Segments
We manage and report the results of our business through three segments: OEM, IAM, and Corporate. Our CWI joint venture ended on December 31, 2021, and our 50% share in the joint venture was sold to Cummins on February 7, 2022. We recorded the investment as asset held for sale as on December 31, 2021, and no longer considered it as an operating segment, however the income from the investment in the CWI joint venture remained as the corporate equity income in 2021.
Financial information related to each operating segment is provided in our financial statements for the year ended December 31, 2022, and in our 2022 Management's Discussion & Analysis ("MD&A").

CHANNELS TO MARKET
	Original Equipment Manufacturers		Independent Aftermarket
Market Segments	Light- and Medium-Duty	Heavy-Duty OEMs	Light- and Medium-Duty
Westport Products	Complete Fuel Systems	HPDI 2.0 Systems	Conversion Kit Components
Fuels	LPG, CNG, LNG, RNG, and Hydrogen		CNG and LPG
Current Geographic Focus	Europe, China, India, North America		Italy, Turkey, Poland, Algeria, Argentina
OEM
We design, manufacture, and sell alternative fuel systems, components and electronics, and related engineering services, to OEMs that serve light-duty, medium-duty and heavy-duty customers. In the medium-duty segment, we serve clients such as YaMZ, Tata Motors and Mahindra. YaMZ is the powertrain division of GAZ in Russia and is a leading manufacturer of diesel and CNG engines, powering Liaz, Paz, Ural and GAZ vehicles. The YaMZ CNG 530 engine family includes engines equipped with Westport's engine management system, complete fuel systems and off engine high pressure components.
Our product portfolio also includes the supply of hydrogen fuel system components for light-, medium- and heavy-duty applications, supporting the growing interest in fuel-cell powered vehicles. Our customers include leading OEMs in this space like Plug Power and Ballard Power Systems. Today, our portfolio includes 350 bar hydrogen fuel control components and solutions covering a complete spectrum of alternative fuel systems, with 700 bar options under development.
In the heavy-duty segment, Westport's HPDI 2.0 fuel system is a complete fully-OEM-integrated system that enables heavy-duty trucks to operate primarily on natural gas. The Westport HPDI 2.0 fuel system provides global OEMs with an integrated solution with attractive price, performance, and fuel economy and can be integrated into diesel engines of approximately 10 liters or higher displacement with minimal mechanical change.
We also provide DOEM solutions to address local market needs where an OEM alternative fuel vehicle platform is not available. The DOEM model is an opportunity for OEMs and their channels to increase local market share in countries with relevant alternative fuel presence with a shorter time to market, higher flexibility in tracking market demand and the ability to offer an extension of an LPG/CNG model range without requiring typical OEM investments.
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Business Overview | Operating Business Segments

We offer turnkey solutions covering all process phases including prototyping, development, calibration, validation, homologation, vehicle conversion and logistic services. Vehicle conversions are performed inside DOEM conversion centers (at 0km) either directly operated by Westport or in cooperation with local distributors or dealers.
Our main DOEM clients are dR, Kia, Hyundai, Honda, Nissan, Mitsubishi, Suzuki, Piaggio, and Ssangyong. For the Italian market, the conversion of the cars is completed at the Cherasco facility. We also provide DOEM solutions in other geographic areas through local conversion centers such as for Honda Turkey, Ford Turkey and Tofas
•We design, develop, certify, integrate, sell and support best-in-class bi-fuel systems to enable petrol vehicles to operate with LPG or CNG. We offer a range of bi-fuel products under various brand names, for the latest petrol direct injection (“DI”) engines as well as for port injection petrol engines. Our bi-fuel systems are available for a range of market applications, including emissions-leading markets and developing markets, through our DOEM channels and a network of distributors and importers, enabling end users to achieve emissions benefits and operating cost savings by consuming clean and affordable gaseous fuels
•We also offer systems for diesel-powered vehicles in developing markets, enabling operation with clean and affordable gaseous fuels. Our dual fuel conversion systems are tailored for medium to large-sized fleet, ensuring a high level of system integration and optimal fuel utilization
Independent Aftermarket
The world market for LPG/CNG conversion kits is estimated to be in the range of 1 to 1.3 million units per year and Westport is recognized as a leader, with roughly 25% market share globally. Our rich portfolio of IAM products, conversion kits and components allow for the conversion of vehicles after being sold to the end-user through an extensive network of dealers and installers.
Our diverse and complete product offerings are sold under various recognized brands including BRC, Prins, Zavoli, OMVL, TA Gas Technology and Valtek, and range from premium to value solutions, allowing us to support a broad spectrum of IAM business. Our primary markets include Italy, Russia, Turkey, Poland, Algeria, and Argentina.
Corporate Business Segment
The Corporate business segment is responsible for public company activities, corporate oversight, financing, capital allocation and general administrative duties, such as securing our intellectual property.
Long-Term Investments
Weichai Westport Inc. (WWI)
WWI is our joint venture in China with Weichai Holdings Group Co., Ltd., China's largest manufacturer of heavy-duty truck engines. Weichai Holdings Group Co., Ltd., specializes in research and development, R&D manufacturing and sale of diesel engines for varying transportation sectors including trucks, buses and construction machinery.
The Company, indirectly through its wholly owned subsidiary, Westport Innovations (Hong Kong) Limited (“Westport HK”), is the registered holder of a 23.33% equity interest in WWI. In April 2016, we sold a derivative economic interest to Cartesian granting it the right to receive an amount of future income received by Westport HK from WWI equivalent to having an 18.78% equity interest in WWI and concurrently granted a Cartesian entity an option to acquire all the equity securities of Westport HK for a nominal amount. We retained the right to transfer any equity interest held by Westport HK in WWI that was in excess of an 18.78% interest in the event that such option was exercised. As a result of such transactions, our residual 23.33% equity interest in WWI currently corresponds to an economic interest in WWI equivalent to 4.55%.
Minda Westport Technologies
India is one of the largest and fastest growing markets for alternative fuels in use in vehicles, including CNG, given its commitment to sustainable and cost-competitive transportation.
In September 2020, we signed an amendment to the Joint Venture Agreement with our joint venture partner in India, UNO MINDA, and entered into an Asset Transfer Agreement to sell the assets of our wholly owned subsidiary Rohan BRC Gas Equipment Private Limited (“RBRC”) to Minda Westport Technologies Ltd., a 50/50 joint venture owned by Westport Fuel Systems Italia S.r.l. and UNO MINDA. The Asset Transfer Agreement subsequently expired on its terms and no further agreement has been reached at this time. RBRC manufactures and sells CNG pressure reducers to automotive OEMs and to the aftermarket, and also sells CNG conversion kits to the aftermarket under the Rohan BRC and Zavoli brand in India. Minda Westport Technologies primarily manufactures and sells CNG valves and filters to automotive OEMs in India.
The manufacturing facility of RBRC is currently located in Ahmedabad, Gujarat.
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Business Overview | Intellectual Property

Innovation, Research and Development
Intellectual Property
Our intellectual property strategy is to capture, protect, and utilize our intellectual property in coordination with our business and technology plans and enable the successful commercialization of our proprietary products. Our intellectual property strategy is designed to be adaptive to our target markets in supporting the commercial launch of new products while maintaining Westport’s long-term competitive advantage. As a result, we rely on a combination of patents, trade secrets, trademarks, copyrights and contracts to protect our proprietary technology.
We use patents, over 1400 to date, as the primary means of protecting our technological advances and innovations. They include proprietary claims to components, materials, operating techniques, and systems. We have a proactive approach to identifying, evaluating, and choosing strategic inventions to protect through the timely filing and prosecution of patent applications. Patent applications are filed in various jurisdictions internationally, which are carefully chosen based on the likely value and enforceability of intellectual property rights, and to strategically protect anticipated major commercial markets.
Research and Development
HPDI Fuel System
We continue to develop the Westport HPDI fuel system and components to simplify the system architecture, improve engine performance and thermal efficiency, further reduce GHG emissions, and extend the durability of certain key components. These R&D activities are intended to position the market-leading Westport HPDI fuel system for long-term compatibility with anticipated advancements in diesel base engine platforms, including higher peak cylinder pressure, that are expected to be introduced in the next generations of diesel engine platforms.
H2 HPDI™ Fuel System
We are adapting the Westport HPDI fuel system to operate with high-pressure hydrogen, which is expected to enable near zero or net zero CO2 emissions resulting in the use of zero carbon hydrogen fuel in the most economical way. In addition, HPDI will yield significant benefits in total cost of ownership compared to other low-emission transportation solutions such as fuel cell electric vehicles and battery electric vehicles. Adapting the HPDI fuel system for operation with hydrogen is expected to require only modest development of the existing on-engine HPDI fuel system components, and to leverage existing, commercially available high-pressure hydrogen storage and fuel delivery equipment (complemented by our own GFI branded line of high-pressure components). The majority of the work necessary to adapt the HPDI fuel system to operate with hydrogen is expected to be technology and product development for onboard hydrogen compression, and overall system integration and injection calibration development to optimize the combustion, performance, and emissions of the resulting H2 HPDI fuel system.
Hydrogen Components
Westport, through its GFI brand, is a leader in the development and supply of fuel containment and fuel pressure management components for hydrogen fuel storage and fuel delivery systems. With 700 bar hydrogen fuel storage and fuel delivery systems improving the fuel storage density versus existing 350 bar hydrogen systems, we are investing in the development and commercial launch of a comprehensive range of 700 bar hydrogen components, including automated shutoff valves for hydrogen storage cylinders, fuel pressure regulators, and pressure relief devices, to complement our existing, extensive product line of 350 bar components.
Production and Operations
The majority of our production operations are localized to respond quickly and efficiently to customer and market demands and to assure a high level of service and support.
Europe
Manufacturing activities are carried out in several plants located in Italy (Cherasco, Brescia, Albinea, Cesena), Netherlands (Eindhoven) and Poland ("Slupsk"). Our facilities contain automated assembly lines, sophisticated lathes, milling and cutting equipment, robots to perform machining, assembly of critical electronic components, automated test lines, and robotic welding machinery. Our Italian plants are certified to ISO 9001, IATF 16949 and ISO 14001 standards. In the Netherlands, products are assembled and packaged in NEN-EN-ISO-9001:2015 certified facilities. In Poland, the plant is IATF 16949 certified.
All activities related to production planning and commercial management of Westport's HPDI 2.0 power system are coordinated from our plant in Gothenburg, Sweden, to enable rapid response to demand. At our Brescia plant, which supplies components for major OEM customers in the passenger car and medium duty segment, we also assemble LNG tanks to meet customer demands for Westport's HPDI 2.0 fuel system, as well as future needs for cryogenic tanks and systems. At our plant in Cherasco LPG components and systems are assembled for the aftermarket and for OEM customers, LPG alternative fuel systems are installed on cars owned by customer automakers, and electronic boards are produced for the automotive market. At our plant in Slupsk tanks for the OEM and aftermarket segments are produced and distributed through an extensive global dealer network.

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Business Overview | Production and Operations
Asia
Please see Minda Westport Technologies above.
South America
In Buenos Aires, CNG reducers, valves and injectors are manufactured by TA Gas Technology and distributed in Argentina, Brazil, Perú, Colombia, Bolivia and Mexico. This facility is certified to ISO 9001: 2015 standards.
Operational Procurement
We organize operational planning into different models to adapt to our diverse customer base and expectations. We operate to optimize our inventories based on customer deliveries, or in a traditional manufacturing planning technique that directly undertakes operational procurement activities. Our procurement is divided into three general categories depending on the type of goods: raw materials, commercial off-the-shelf parts, and custom-made-to-order parts.
•Raw materials are typically sourced from large-scale trading partners and are purchased at a fair market value when benefit can be gained. When practical, we will sign long-term agreements on commodity pricing to access lower market prices.
•Commercial off-the-shelf parts are typically sourced in local regions and can be shared across the organization to ensure a consistent supply where it is needed and to leverage our purchasing power.
•Custom made-to-order parts are sourced from strategic suppliers, or jointly developed with partners, to ensure the best combination of price, quality and delivery. Our supply base is subject to our general terms and conditions or unique long-term supply agreements and is subject to review against key performance indicators to ensure we are getting optimal performance and value.
Environmental and Social Policies
We strive to create leading edge technologies that meet or exceed the requirements of regulation, industry codes and standards to shift the transportation sector to alternative fuels. Working in conjunction with our partners, we are committed to delivering low-emission fuel solutions that will meet the demand for high-efficiency, high-performance, and low-carbon transportation. Risks to our business which are a result of environmental legislation are described in the section "Risk Factors: Risks Related to our Business and the Automotive Industry."
As we continue to grow, we are strengthening our governance practices and management processes, advancing our stakeholder engagement practices, and taking steps to engage our customers, supply chain and the wider world. Our ESG Steering Committee is led by our CEO and includes our CFO, executive vice-presidents and vice-presidents from across our businesses, regions and functions. The 10-member committee oversees ESG management, approves core programs and targets, and works to integrate ESG into the organization’s goals and processes.
Through this steering committee we released our annual stakeholder informed ESG report. The committee frequently reviews the ESG Strategy which is aligned with our business strategy and informed by external research, recent materiality assessment outcomes, and ongoing internal and external stakeholder engagement. It focuses our efforts on four key areas across our value chain -- being climate action, promoting a safe, diverse, and inclusive culture, advancing responsible sourcing, and our continued commitment to integrity.
We are committed to an operating philosophy based on fairness and concern for employees, customers, the public, protection of the work environment and the safe design and operation of our products, facilities and equipment, and the communities in which we operate. The health and safety of employees and their active participation in ensuring a safe and healthy workplace is an integral part of our operations. Our Joint Health and Safety Committee members are champions of workplace safety and help to monitor, collect feedback and advise on programs and initiatives. The vast majority of our employees work in facilities with a formal joint management-employee health and safety committee. Our committees are made up of cross-functional management and employee representatives who advise and recommend action on any workplace health and safety issues brought to them. We continually seek improvements to our work practices to ensure they are efficient, effective and environmentally prudent while satisfying or exceeding all applicable government laws and regulations in the various jurisdictions in which we operate.
We are also committed to the protection of the environment and the prevention of pollution and strive to be an industry leader in mitigating the environmental impacts of fuel system research, development, testing and assembly. We have established an environmental policy which guides how our operating sites support this commitment and assess our environmental performance, compliance with applicable environmental legislation and adherence to this policy. Certain production facilities have implemented Environmental Management Systems ("EMS") certified to ISO 14001 standards. A copy of the environmental policy can be found on our website at wfsinc.com/about/environmental-policy/.
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Business Overview | Human Resources and Related Policies
ESG Report Highlights
We published our most recent annual ESG report in August 2022. This report provides an overview of our progress and shares our forward plans to evolve and mature a corporate wide embedded ESG strategy. The ESG Report provides three years of environmental and social performance data across our global operations providing a valuable tool for investors and stakeholders to review specific material ESG topics, opportunities and performance.
Our most recent ESG report can be found on our website at wfsinc.com/sustainability/ which provides a full review of our social and environmental performance including additional corporate governance policies, procedures, and disclosures.
Human Resources and Related Policies
We employ a highly educated and experienced team of professionals focused on the development and commercialization of a portfolio of products and technologies. We actively recruit skilled individuals with diverse backgrounds from around the world and provides them with specific training relating to our product and technology portfolios and retains consultants and contract workers with specific expertise when appropriate. Each employee is required to execute confidentiality and proprietary rights agreements and must certify to having read, understood, and agree to abide by our Code of Conduct. Online training is also conducted to ensure our global and diverse workforce is empowered to do the right thing, for the right reason, and in the right way.
As of December 31, 2022, our global workforce was 1,820 individuals, which includes direct employees, individuals contracted directly for twelve months or longer and temporary or seasonal workers. Our workforce includes, but is not limited to, a mix of engineers, manufacturing technicians, and commercial professionals that have experience with alternative fuel systems, combustion technologies, controls and engine management, and fuel storage and delivery systems, including cryogenics and high-pressure storage and delivery systems. Our direct employees are represented by labor unions in Italy and Argentina.
We are committed to a workplace free of discrimination and harassment. Our expectations for individual integrity and ethical, moral, and legal conduct are outlined in the Code of Conduct which applies to everyone within the organization, including directors, officers, employees, contractors, agents, and consultants who act on behalf of Westport in any business dealings. An anonymous ethics hotline is made available as an avenue for employees to raise concerns about corporate conduct. Our whistleblower policy includes the reassurance that individuals will be protected from reprisals or victimization for "whistle blowing" in good faith.
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Risk Factors
An investment in our business involves risk, and readers should carefully consider the risks described below and in our other filings on www.sedar.com. Our ability to generate revenue and profit from our technologies is dependent on a number of factors, and the risks identified below, if they were to occur, could have a material impact on our business, financial condition, liquidity, results of operations or prospects. Additional risks and uncertainties not presently known to us or that we currently consider immaterial may also impair our business operations. These risk factors could materially affect our future operating results and could cause actual events to differ materially from those described in our forward-looking statements.
Risks Related to our Business and the Automotive Industry
We currently face, and will continue to face, significant competition.
Our products face, and will continue to face, significant competition from competing alternative powertrain technologies, including from incumbent technologies, and in particular increased market competition with respect to aftermarket kit providers. As the market for natural gas engine products continues to grow, this competition may increase. New developments in technology may negatively affect the development or sale of some or all our products or make our products noncompetitive or obsolete. Other companies, many of which have substantially greater customer bases, businesses, and financial and other resources than us, are currently engaged in the development of products and technologies that are similar to, or may be competitive with, certain of our products and technologies. In addition, the terms of some of our joint venture agreements allow for the potential for the introduction of competing products in certain markets by our joint venture partners.
Competition for our products may come from current power technologies, improvements to current power technologies and new alternative power technologies (such as fuel cell and battery electric technologies), including other fuel systems and in particular increased competition with respect to natural gas tanks and aftermarket kit providers. Each of our target markets is currently serviced by existing manufacturers with existing customers and suppliers using proven and widely accepted technologies. Many existing manufacturers have or had natural gas engine programs and could develop new engines without our help or components, using more conventional technologies or technologies from competitive companies. Additionally, there are competitors working on developing technologies such as cleaner diesel engines, biodiesel, fuel cells, advanced batteries and hybrid battery/internal combustion engines, and new fuels in each of our targeted markets. Each of these competitors has the potential to capture market share in various markets, which could have a material adverse effect on our position in the industry and our financial results. For our products to be successful against competing technologies, especially diesel engines, they must offer advantages in one or more of these areas: regulated or unregulated emissions performance, including CO2 reduction; fuel economy; fuel cost; engine performance; power density; engine and fuel system weight; and engine and fuel system price. There can be no assurance that our products will be able to offer advantages in all or any of these areas.
The market for vehicles with our fuel systems may be limited or may take longer to develop than we anticipate and/or certain products may not achieve widespread adoption.
Vehicles with alternative fuel systems represent an emerging market, and we do not know whether end-users will ultimately want to use them or to pay for their initial incremental purchase price. The development of a mass market for our fuel systems may be affected by many factors, some of which are beyond our control, including: the emergence of newer, more competitive technologies and products; the future cost of natural gas and other fuels used by our systems; the future cost of diesel, gasoline and other alternative fuels that may be used by competitive technologies; the ability to successfully build the refueling infrastructure necessary for our systems; changes to regulatory requirements; availability of government incentives; customer perceptions of the safety of our products; and customer reluctance to try a new product. If a market fails to develop or develops more slowly than we anticipate, we may be unable to recover the investments we will have made in the development of our products and may never achieve profitability.
Our technologies have been commercialized in heavy-duty trucks, medium-duty vehicles, and light-duty vehicles, and they have been demonstrated in high horsepower applications. However, we do not know whether we will successfully grow all of these market offerings as required to realize a long-term sustainable business where higher volumes are important drivers to bring costs in line with customer expectations.
Our growth is dependent on available refueling infrastructure, fuel price differentials and environmental regulations, policies and government incentives which may not persist or develop as we anticipate.
Natural gas must be carried on board in liquefied or compressed form and refueling infrastructure is not as well developed as gasoline and diesel fuel infrastructure in many jurisdictions, including for example, Canada and the U.S. Although gaseous refueling infrastructure is expanding rapidly, there can be no assurance of the successful expansion of the availability of natural gas as a vehicle fuel or that companies will develop refueling stations to meet projected demand. If customers are unable to obtain fuel conveniently and affordably, a mass market for vehicles with our technology is unlikely to develop.
The acceptance of natural gas-fueled engines by customers may depend in large part on the price differential between natural gas, diesel and gasoline. Current oil price volatility and natural gas price volatility may change what has historically been a price advantage for natural gas, including RNG, hydrogen, biogas, and LPG. This price differential is affected by many factors, including changes in the resource base for natural gas compared with crude oil, availability of shale gas, pipeline transportation capacity for natural gas, refining capacity for crude oil, exports for refined products and government excise and fuel tax policies and geopolitical pressures such as those arising from the conflict between Russia and the Ukraine. There can
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be no assurance that natural gas, RNG, hydrogen, biogas or LPG will remain less expensive than diesel and gasoline fuels. This may impact upon potential customers' decisions to adopt gaseous fuels as a transportation energy solution in the short term.
While we have benefited historically from certain government environmental policies, mandates and regulations around the world, there are indications this may change regarding fossil natural gas, where some jurisdictions are keen to move to incentive for only carbon neutral or carbon free fuels. Examples of such regulations include those that provide economic incentives, subsidies, tax credits and other benefits to purchasers of low emission vehicles, restrict the sale of engines that do not meet emission standards, fine the sellers of non-compliant engines, tax the operators of diesel engines and require the use of more expensive ultra-low sulfur diesel fuel. There can be no assurance that these policies, mandates and regulations will be continued. Incumbent industry participants with a vested interest in gasoline and diesel, many of which have substantially greater resources than we do, may invest significant time and money to influence environmental regulations in ways that delay or repeal requirements for clean vehicle emissions. If these are discontinued, if current requirements are relaxed, or if other regulations (for example those related to zero carbon) are implemented that may impact our business, we may experience a material impact on our competitive position.
Failure of our products to perform as expected could negatively impact our ability to develop, market and sell our products.
If our products contain defects in design and manufacture that cause them not to perform as expected or that require repair, our ability to develop, market and sell our products could be impaired. While we attempt to address any identified product issues as effectively and rapidly as possible, any lack of timeliness may impede production or not satisfy our customers. While we have performed extensive quality control on our products, we cannot provide assurance that we will be able to detect and fix all defects in our products prior to their sale to or installation for customers.
Any product defects, delays or legal restrictions on product features, or other failure of our products to perform as expected, could harm our reputation and result in delivery delays, product recalls, product liability claims, breach of warranty claims, and significant warranty and other expenses, and could have a material adverse impact on our business, financial condition, operating results and prospects.
We may need or want to raise additional funds to grow our business and meet our financial obligations. If we cannot raise additional funds when we need or want them, our operations and prospects could be negatively affected.
The design and manufacture of gaseous fuel systems is a capital-intensive business, and the specific timing of cash inflows and outflows may fluctuate substantially from period to period. We have made strides in improving the profitability our businesses especially with the growth of our Heavy-Duty OEM business using Westport's HPDI fuel system technology, but until we are consistently generating positive free cash flows, we may need or want to raise additional funds through the issuance of equity, equity-related or debt securities or through obtaining credit from financial institutions to fund, together with our organic cash flows from operations, the costs of developing and manufacturing our current or future products, to pay any significant unplanned or accelerated expenses or for new significant strategic investments, or to refinance our indebtedness, even if not required contractually. We need sufficient capital to fund our ongoing operations, ramp up our production of HPDI, and continue R&D projects for future generations of our products and/or technologies. We cannot be certain that additional funds will be available to us on favorable terms when required, or at all. If we cannot raise additional funds when we need them, our financial condition, results of operations, business and prospects could be materially and adversely affected.
Management's evaluation has concluded that there are no known or currently foreseeable conditions or events that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date the consolidated financial statements for fiscal year 2022 were issued. The 2022 consolidated financial statements have therefore been prepared on the basis that the Company will continue as a going concern. See Consolidated Financial Statements for additional details on the Company’s discussion on going concern.
We are dependent on relationships with our suppliers.
While we have negotiated supply agreements with various manufacturers and have entered into strategic supply agreements with certain suppliers, certain of these manufacturers may presently be the sole supplier of key components for our products, and we are dependent on their ability to source materials, manage their capacity, workforce and schedules as well as their ability to ramp up capacity and maintain quality and cost to support our production requirements. For several reasons, including but not limited to shortages of parts, labor disruptions, lack of capacity and equipment failure, a supplier may fail to supply materials or components that meet our quality, quantity or cost requirements or to supply any at all. If we are not able to resolve these issues or obtain substitute sources for these materials or components in a timely manner on terms acceptable to us or at all, our ability to manufacture certain products may be harmed, and we may be subjected to cancellation of orders or penalties for failed or late deliveries, which could have a material adverse effect on our business and financial results. Our products also use steel and other materials that are in global demand. The prices and quantities at which those supplies are available fluctuate and may increase significantly. Competitive pressure, however, may not allow us to increase the sales price of our products. Any such increases may therefore negatively affect our margins and financial condition. We mitigate these risks by seeking secondary suppliers, carrying inventory and locking in long-term pricing when possible. There are no guarantees, however, that we will be successful in securing alternative suppliers or that our inventory levels will be sufficient for our production requirements.

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We conduct business in foreign markets that carry risk
We conduct a substantial portion of our business in numerous foreign markets around the world that carry risks relating to: political and economic uncertainty, including those related to nationalization, war, civil unrest, insurrection, acts of terrorism, and other political risk; corruption risks; high inflation; trade, customs and tax risks; currency exchange rates; limitations on the repatriation of funds; competition to attract and retain qualified employees; risks of pandemics or other outbreaks of illness, disease or virus, such as the strain of coronavirus known as COVID-19; expropriation of property and equipment; and other risks associated with conducting business internationally, including other actions by governments that may adversely affect our operations. Expansion of our business internationally to where gaseous fuel systems are opening due to favorable climate change-related regulation is an important element of our long-term strategy. Consequently, our exposure to the risks described above may be greater in the future and the potential risks to us will vary from country to country and are unpredictable. The occurrence of any such risks could have an adverse effect on our operations, profitability and financial condition.
We derive a substantial portion of our revenue from production and sales by subsidiaries outside of Canada, and the payment of dividends or the making of other cash payments or advances by these subsidiaries to us may be subject to restrictions or exchange controls on the transfer of funds in or out of the respective countries or result in the imposition of taxes on such payments or advances. We have organized our foreign operations in part based on certain assumptions about various tax laws (including capital gains and withholding taxes), foreign currency exchange and capital repatriation laws and other relevant laws of a variety of foreign jurisdictions. While we believe that such assumptions are reasonable, we cannot provide assurance that foreign taxation or other authorities will reach the same conclusion. Further, we cannot provide assurance that future developments, including changes in government, civil unrest, changes in laws or other disturbances, would not have an adverse impact on our ongoing operations, and thus not have an adverse impact on our operational and financial results.
We could be adversely affected by the operations of our joint ventures and joint venture partners.
We conduct certain of our operations through joint ventures under contractual arrangements under which we share some or all management responsibilities with one or more partners. Joint venture operations carry a range of risks, including those relating to: (1) failure of our joint venture partner(s) to satisfy contractual obligations; (2) strategic objectives of joint venture partner(s) that may differ from our own; (3) potential conflicts between us and our joint venture partner(s) that lead to delays in decision-making; and (4) additional complexity and limitations to implement some or all of our operational policies, Code of Conduct and controls, or control legal and regulatory compliance, within the joint venture(s). Employees or agents of our joint venture or joint venture partners may undertake actions that would result in a violation of law, including but not limited to, tax laws, customs laws, environmental laws, labor laws, permitting laws and regulations, industry laws or international anti-corruption and anti-bribery laws, including Canadian anti-corruption laws and the U.S. FCPA. The likelihood of such occurrences and their potential effect on us vary depending on the joint venture arrangement, however, the occurrence of any such risks could have an adverse effect on our operations, profitability and reputation.
Our limited production trials, commercial launch activities and field tests could encounter problems.
We conduct limited production trials and field tests on several of our products as part of our product development cycle, and we are working on scaling up our production capabilities. These trials, production readiness activities and field tests may encounter problems and delays for several reasons, including the failure of our technology, the failure of the technology of others, the failure to combine these technologies properly, and the failure to maintain and service the test prototypes properly. Some of these potential problems and delays are beyond our control. Any problem or perceived problem with our limited production trials and field tests could hurt our reputation and the reputation of our products and delay their commercial launch.
We could become subject to product liability claims.
Our business exposes us to potential product liability claims that are inherent to natural gas, LPG, hydrogen and products that use these gases. Natural gas, LPG and hydrogen are flammable gases and are potentially dangerous products. Any accidents involving our products or other natural gas, LPG or hydrogen-based products could materially impede widespread market acceptance and demand for our engines and fuel systems. In addition, we may be subject to a claim by end-users or others alleging that they have suffered property damage, personal injury or death because our products did not perform adequately. Such a claim could be made whether or not our products perform adequately under the circumstances. From time to time, we may be subject to product liability claims in the ordinary course of business, and we carry a limited amount of product liability insurance for this purpose. However, our current insurance policies may not provide sufficient or any coverage for such claims, and we cannot predict whether we will be able to maintain our insurance coverage on commercially acceptable terms.
Natural gas, LPG, hydrogen and products that use these gases entail inherent safety and environmental risks that may result in substantial liability to us.
Natural gas, LPG and hydrogen are flammable gases and are potentially hazardous products. Our operations, including our R&D and manufacturing processes, are subject to all the risks and hazards inherent to natural gas, LPG and hydrogen and products that use these gases, including equipment defects, malfunctions and failures and natural disasters, which could result in uncontrollable flows of natural gas, fires, explosions and other damages.  Although we believe that our procedures for using, handling, storing and disposing of natural gas, LPG, hydrogen and other hazardous materials comply with legally prescribed standards, we cannot completely eliminate the risk of contamination or injury resulting from natural gas, LPG, hydrogen and other hazardous materials and we may incur liability as a result of such contamination or injury. In the event of an accident, we could be held liable for damages or penalized with fines, and the liability could exceed our insurance and other
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resources, in which event Westport Fuel Systems could incur significant costs that could have a material adverse effect upon its financial condition.
We could lose or fail to attract the human capital necessary to run our business.
Our success depends in large part on our ability, and that of our affiliates, to attract and retain key management, engineering, scientific, manufacturing and operating human capital. As we develop additional capabilities, we may require more skilled employees. Given the highly specialized nature of our products, our employees must be highly skilled and have a sound understanding of our industry, business or technology. Recruiting employees for the alternative fuel industry is also highly competitive. Although to date we have been successful in recruiting and retaining qualified employees, there can be no assurance that we will continue to attract and retain the human capital needed for our business. The failure to attract or retain qualified employees could have a material adverse effect on our business.
Warranty claims could be higher than forecasted.
There may be a risk that the warranty accrual included in our cost of product revenue is not sufficient, and we may recognize additional expenses, including those related to litigation, as a result of warranty claims in excess of our current expectations. Such warranty claims may necessitate a re-design, re-specification, a change in manufacturing processes, and/or recall of our products, which may have an adverse impact on our finances and on existing or future sales. Although we attempt to mitigate against these risks through our sales and marketing initiatives and our product development, quality assurance, support and service programs, there can be no assurance that such initiatives and programs are adequate or that sales of our commercial products will continue to grow and contribute financially. Even in the absence of any warranty claims, a product deficiency such as a manufacturing defect or a safety issue could be identified, necessitating a product recall, which could have an adverse impact on our finances and on existing or future sales.
New products may have different performance characteristics from previous products. In addition, we have limited field experience with existing commercialized products, including but not limited to our first generation of Westport HPDI systems and Westport HPDI 2.0 from which to make our warranty accrual estimates.
We may have difficulty responding to significant demand growth for our products.
As products are launched, sales may be more than we expect. During periods of quicker than anticipated expansion, we may have difficulty expanding the scope of our operations to match the increased demand. In addition, we may be required to place more reliance on our strategic partners and suppliers, some of whom may not be capable of meeting our production demands in terms of timing, quantity, quality or cost. Difficulties in effectively managing the budgeting, forecasting and other process control issues presented by any rapid expansion could harm our business, prospects, results of operations or financial condition.
We may not realize the anticipated benefits from joint ventures, investments or acquisitions.
Our current joint ventures, and any future joint venture, investment or acquisition, could expose us to certain liabilities, including those that we fail or are unable to identify during the investment or acquisition process. In addition, joint ventures and acquisitions often result in difficulties in integration, and, if such difficulties were to occur, they could adversely affect our results. We have historically and may, in the future, seek to expand our business through acquisitions, investments and/or joint ventures. Any such transactions will be in part dependent on management's ability to identify, acquire and develop suitable acquisition targets in both new and existing markets. In certain circumstances, acceptable acquisition targets might not be available. Acquisitions, specifically, involve a number of risks including: (i) the possibility that we, as a successor owner, may be legally and financially responsible for liabilities of prior owners; (ii) the possibility that we may pay more than the acquired company or assets are worth; (iii) the additional expenses associated with completing an acquisition and amortizing any acquired intangible assets; (iv) the difficulty of integrating the operations and employees of an acquired business; (v) the challenge of implementing uniform standards, controls, procedures and policies throughout an acquired business; (vi) the inability to integrate, train, retain and motivate key employees of an acquired business; and (vii) the potential disruption of our ongoing business and the distraction of management from our day-to-day operations. These risks and difficulties, if they materialize, could disrupt our ongoing business, distract management, result in the loss of key human capital, increase expenses and otherwise have a material adverse effect on our business, results of operations and financial performance.
We have foreign currency risk.
Although we report in U.S. dollars, many of our operating expenses are in Canadian dollars and Euros. Foreign exchange gains and losses are included in the results of operations. Moreover, a majority of our revenue is in Euros and a portion is in U.S. dollars. A decline in the U.S dollar relative to the Canadian dollar, or a decline in the Euro relative to the U.S. dollar could negatively impact margins and other financial results. We have not entered into foreign exchange contracts to hedge against gains and losses from foreign currency fluctuations.
We are at risk of cyber based attacks.
Westport Fuel Systems' information technology systems serve an important role in the operation of its business. Westport Fuel Systems relies on various technologies to operate its production facilities, interact with customers, vendors and employees and to report on its business. Interruption, failure or unsuccessful implementation and integration of Westport Fuel Systems information technology systems could result in material and adverse impacts on the Company’s financial condition, operations, sales, and reputation and could also result in damage to Company operations. Westport Fuel Systems' information technology systems and networks could be interrupted or fail due to a variety of causes, such as natural disaster, fire, power outages, vandalism, or cyber-based attacks. Any such interruption or failure could result in operational disruptions or the
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misappropriation of sensitive or proprietary data that could subject Westport Fuel Systems to civil and criminal penalties, litigation or have a negative impact on the Company’s reputation. There can be no assurance that such disruptions or misappropriations and the resulting repercussions will not negatively impact the Company’s cash flows and have a material adverse effect on its business, operations, financial condition and operational results. Although to date Westport Fuel Systems has not experienced any material losses relating to cyber risks, there can be no assurance that Westport Fuel Systems will not incur such losses in the future. Given the increased use in remote access to the Company's information technology systems amid the COVID-19 pandemic, our exposure to any cyber risks may be increased. Westport Fuel Systems' risk and exposure cannot be fully mitigated due to the nature of these threats. Westport Fuel Systems Information Technology leadership continues to develop and enhance internal controls, policies and procedures designed to protect systems, servers, computers, software, data and networks from attack, damage or unauthorized access. As cyber threats continue to evolve, the Company may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.
Legal, Regulatory and Other Related Risks
Our failure to comply with anti-corruption laws could have a material adverse effect on our reputation and results of operations.
Our operations are governed by, and involve interactions with, many levels of government in numerous countries. We are required to comply with anti-corruption and anti-bribery laws, including the Canadian Corruption of Foreign Public Officials Act (the "CFPOA") and the U.S. Foreign Cupt Practices Act (“FCPA”), as well as similar laws in the countries in which we conduct business. In recent years, the U.S. Department of Justice and the Securities and Exchange Commission (“SEC”) and the Royal Canadian Mounted Police have brought an increasing number of FCPA and CFPOA enforcement cases for non-compliance, many resulting in very large fines, penalties and deferred criminal prosecutions. In 2019, Westport Fuel Systems reached a settlement with the SEC regarding an investigation by the SEC into the Company's compliance with FCPA. Under the terms of the settlement, we agreed to pay to the SEC a total of $4 million and in 2021 completed a two-year period of self-reporting requirements regarding FCPA compliance activities. A company may be found liable for violations by not only its employees, but also by its contractors and third-party agents. Our Code of Conduct, Anti-Bribery and Corruption policies and programs mandate compliance with anti-bribery and corruption laws. Notwithstanding these policies and programs, there can be no assurance that all employees and third-party intermediaries working on our behalf will comply with anti-bribery and corruption laws, which would result in significant penalties, fines and/or sanctions imposed on us, and/or have a material adverse effect on our operations.
We could become involved in legal proceedings and commercial or contractual disputes, which could have a material adverse effect on our business, results of operations and financial condition.
From time to time, we may be involved in proceedings or disputes with other parties arising in the ordinary course of business that may result in litigation. If we are unable to resolve these disputes favourably, it may have a material adverse impact on the financial condition, cash flow and results of operations of the Company. Such proceedings or disputes are typically claims that arise in the ordinary course of business, including, without limitation, commercial or contractual disputes, and other disputes with customers and suppliers, joint venture parties, intellectual property matters, tax matters and employment matters. The outcome with respect to outstanding, pending or future proceedings cannot be predicted with certainty and may be determined adversely to Westport and could have a material adverse effect on the Company' assets, liabilities, business, financial condition and results of operations. Even if the Company prevails in any such legal proceedings, the proceedings could be costly and time-consuming and may divert the attention of management and key personnel from business operations, which could have an adverse effect on Westport’s financial condition.
We depend on our intellectual property and our failure to protect that intellectual property could adversely affect our future growth and success.
Failure to protect our existing and future intellectual property rights could seriously harm our business and prospects and may result in the loss of our ability to exclude others from practicing our technology or our own right to practice our technologies. If we do not adequately ensure our ability to use certain technology, we may have to pay others for the right to use their intellectual property, pay damages for infringement or misappropriation and/or be enjoined from using such intellectual property. Our patents do not guarantee us the right to practice our technologies if other parties' own intellectual property rights that we need in order to practice such technologies. Our patent position is subject to complex factual and legal issues that may give rise to uncertainty as to the validity, scope and enforceability of a particular patent. As is the case in many other industries, the web of intellectual property ownership in our industry is complicated and, in some cases, it is difficult to define with precision where one property begins and another ends.
We also seek to protect our proprietary intellectual property, including intellectual property that may not be patented or patentable, in part by confidentiality agreements and, if applicable, inventors' rights agreements with our strategic partners and employees. There can be no assurance that these agreements will not be breached, that we will have adequate remedies for any breach or that such persons or institutions will not assert rights to intellectual property arising out of these relationships.
Certain intellectual property has been licensed to us from third parties who may also license such intellectual property to others, including our competitors. If necessary or desirable, we may seek further licenses under the patents or other intellectual property rights of others. However, we can give no assurances that we will obtain such licenses or that the terms of any offered licenses will be acceptable to us. The failure to obtain or renew a license from a third party for intellectual property we use at present could cause us to incur substantial costs and to suspend the manufacture or shipment of products or our use of processes requiring such intellectual property.
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We could become engaged in intellectual property litigation or disputes that may negatively affect our business.
Claims may be made by third parties that the practice of our technology infringes upon patents owned by those third parties. Although we have seen no valid basis for any claims, as our business grows, parties may attempt to take advantage of that growth and assert claims and demands for compensation. Our response to such claims will be commensurate with the seriousness of the allegations, their potential effect on our business and the strength of our position. We will examine a range of options, from formal legal action to obtaining a declaratory judgment of non-infringement, to the initiation of design changes. We intend to vigorously defend our intellectual property.
We are currently engaged in material intellectual property litigation against others who we believe are infringing on our rights. In addition, we could become subject to lawsuits in which it is alleged that we have infringed the intellectual property rights of others or in which the scope, validity and enforceability of our intellectual property rights is challenged. Our involvement in intellectual property litigation or disputes, including in respect of, but not limited to, our HPDI fuel system technology or LNG tanks, could be time consuming and result in significant expense to us, diversion of resources, and delays or stoppages in the development, production and sales of products or intellectual property, whether or not any claims have merit, or such litigation or disputes are resolved in our favor. Any such result could require the expenditure of substantial time and other resources and could have a material adverse effect on our business and financial results.
Economic sanctions may impact the business of certain of our foreign subsidiaries and joint ventures.
Some of our foreign subsidiaries, joint ventures or future acquisitions may sell products to customers in countries whose companies, governments, and people may be subject to sanctions and embargoes imposed by, including but not limited to, the U.S., Canadian, and European Union governments. Although these sanctions and embargoes may not prohibit those foreign subsidiaries and joint ventures from selling products and providing services in these countries, they may prohibit us and our domestic subsidiaries and joint ventures, as well as employees of our foreign subsidiaries and joint ventures who are U.S., Canadian, and European citizens, from participating in, approving or otherwise facilitating any aspect of the business activities in those countries. The constraints on our ability to have U.S., Canadian or European persons, including our senior management, provide managerial oversight and supervision over sales in embargoed countries may negatively affect the financial or operating performance of such business activities. We routinely monitor changes in economic sanctions laws and adapt our procedures to remain in compliance with such laws.
We could become liable for environmental damages resulting from our research, development or manufacturing activities.
The nature of our business and products exposes us to potential claims and liability for environmental damage, personal injury, loss of life, and damage to or destruction of property, including potentially for claims due to the release of methane and other GHG. Our business is subject to numerous laws and regulations that govern environmental protection and human health and safety. These laws and regulations have changed frequently in the past and it is reasonable to expect additional and more stringent changes in the future. Our operations may not comply with future laws and regulations, including those related to climate change, and we may be required to make significant unanticipated capital and operating expenditures. If we fail to comply with applicable environmental laws and regulations, governmental authorities may seek to impose fines, penalties, compliance orders, injunctions, civil liability, or criminal sanctions, or to revoke or deny the issuance or renewal of operating permits, and private parties may seek damages from us. Under those circumstances, we might be required to curtail or cease operations, conduct site remediation or other corrective action, or pay substantial damage claims. In addition, depending on the nature of the claim, our current insurance policies may not provide sufficient or any coverage for such claims.
Failure to comply with privacy laws to which we are subject could harm the Company.
Our privacy policy is posted on our website, and any failure by us to comply with it or with privacy, data protection or security laws or regulations to which we are subject, that relate to the collection, use, retention, security and transfer of personally identifiable information could result in regulatory or litigation-related actions against us, legal liability, fines, damages, ongoing audit requirements and other significant costs. Substantial expenses and operational changes may be required in connection with maintaining compliance with such laws, and certain emerging privacy laws are still subject to a high degree of uncertainty as to their interpretation and application.
Additional or higher tariffs may impact the demand for our products.
Increases in trade conflicts and protectionism, as well as political developments, could result in additional or higher tariffs on our products and raw materials needed from our suppliers. These tariffs could cause demand for our products to drop and costs to increase, which could have an adverse effect on our business and profitability.

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Risks Related to our Common Shares
Our Common Share price may fluctuate.
The stock market in general, and the market prices of securities of technology companies in particular, can be extremely volatile, and fluctuations in our Common Share price may be unrelated to our operating performance. Our Common Share price has been and could in the future be subject to significant fluctuations in response to many factors, including: actual or anticipated variations in our results of operations; the addition or loss of customers; announcements of technological innovations; new products or services by us or our competitors; changes in financial estimates or recommendations by securities analysts; conditions or trends in our industry; our announcements of significant acquisitions, strategic relationships, joint ventures or capital commitments; additions or departures of key employees; general market conditions; and other events or factors, many of which may be beyond our control. Therefore, you bear the market risk associated with fluctuations in the price of our Common Shares. Unstable market conditions could cause the trading price of our Common Shares to decline or fluctuate in a rapid or unpredictable manner and, in that case, investors could lose all or part of their investment in such securities. Additionally, our Common Share price has historically been strongly correlated with the differential between the price of natural gas, diesel fuel and crude oil. The price of such commodities has been subject to significant volatility. See "Market for Securities" for the 52-week trading price of our Common Shares.
There can be no assurance that the current trading price will be maintained, and it is possible that our Common Share price could drop significantly. In addition, future sales of substantial amounts of our Common Shares, or securities convertible into or exchangeable for shares of our Common Shares, into the public market, or the perception that those sales could occur, could negatively affect the market price of our Common Shares and our ability to raise capital in the future. An issuance of additional Common Shares could also dilute the percentage ownership interest and corresponding voting power of the existing holders of such securities. Holders of our Common Shares are not entitled to preemptive rights or other protections against dilution.
Litigation, including litigation due to Common Share price volatility or other factors, could cause us to incur substantial costs and divert our management's time and attention.
From time to time, we may become involved in, or become liable for legal, contractual and other claims by various parties, including customers, suppliers, former employees, class action plaintiffs and others, including litigation related to the volatility of our Common Shares and investigations or reviews by regulatory bodies. If we become involved in signification litigation, investigations or reviews by regulatory bodies or other proceedings in the future, it could result in substantial costs and diversion of management’s attention and resources and could adversely affect our financial condition, business and prospects. On an ongoing basis, we attempt to assess the likelihood of any adverse judgments or outcomes to these proceedings or claims, although it is difficult to predict final outcomes with any degree of certainty. Except as disclosed from time to time in our financial statements, we do not believe that any of the proceedings or claims to which we are party will have a material adverse effect on our financial position; however, we cannot provide any assurance to this effect.
We do not currently pay and do not anticipate paying any cash dividends on our Common Shares in the foreseeable future; therefore, our shareholders may not be able to receive a return on their Common Shares until they sell them.
We have never paid or declared any cash dividends on our Common Shares. We do not anticipate paying any cash dividends on our Common Shares in the foreseeable future because, among other reasons, our current credit facilities restrict our ability to pay dividends, and we currently intend to retain any future earnings to finance our business. The future payment of dividends will be dependent on factors such as cash on hand and achieving profitability, the financial requirements to fund growth, our general financial condition and other factors our Board may consider appropriate in the circumstances. Until we pay dividends, which we may never do, our shareholders will not be able to receive a return on their Common Shares unless they sell them.
If we are characterized as a Passive Foreign Investment Company ("PFIC"), U.S. holders may be subject to adverse U.S. federal income tax consequences.
Based in part on current operations and financial projections, we do not expect to be a PFIC for U.S. federal income tax purposes for our current taxable year or in the foreseeable future. However, we must make an annual determination as to whether we are a PFIC based on the types of income we earn and the types and value of our assets from time to time, all of which are subject to change. Therefore, we cannot assure you that we will not be a PFIC for our current taxable year or any future taxable year. A non-U.S. corporation generally will be considered a PFIC for any taxable year if either (1) at least 75% of its gross income is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. The market value of our assets may be determined in large part by the market price of our Common Shares, which is likely to fluctuate. In addition, the composition of our income and assets will be affected by how, and how quickly, we use any cash that we raise. If we were to be treated as a PFIC for any taxable year during which you hold Common Shares, certain adverse U.S. federal income tax consequences could apply to U.S. holders.
As a foreign private issuer, we are subject to different U.S. securities laws and rules than a domestic U.S. issuer, which may limit the information publicly available to our U.S. shareholders.
We are a foreign private issuer under applicable U.S. federal securities laws and, therefore, we are not required to comply with all the periodic disclosure and current reporting requirements of the U.S. Securities Exchange Act of 1934, as amended (the
WESTPORT FUEL SYSTEMS INC. 2022 ANNUAL INFORMATION FORM | 25

Risk Factors | Risks Related to Our Business

"Exchange Act") and related rules and regulations. As a result, we do not file the same reports that a U.S. domestic issuer would file with the SEC, although we will be required to file with or furnish to the SEC the continuous disclosure documents that we are required to file in Canada under Canadian securities laws. In addition, our officers, directors and principal shareholders are exempt from the reporting and "short swing" profit recovery provisions of Section 16 of the Exchange Act. Therefore, our shareholders may not know on as timely a basis when our officers, directors and principal shareholders purchase or sell our Common Shares as the reporting periods under the corresponding Canadian insider reporting requirements are longer. In addition, as a foreign private issuer, we are exempt from the proxy rules under the Exchange Act.
We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses to us.
In order to maintain our current status as a foreign private issuer, a majority of our Common Shares must be either directly or indirectly owned by non-residents of the U.S. unless we also satisfy one of the additional requirements necessary to preserve this status. We may in the future lose our foreign private issuer status if a majority of our Common Shares are held in the U.S. and we fail to meet the additional requirements necessary to avoid loss of foreign private issuer status. The regulatory and compliance costs to us under U.S. federal securities laws as a U.S. domestic issuer may be significantly more than the costs we incur as a Canadian foreign private issuer eligible to use the multi-jurisdictional disclosure system ("MJDS"). If we are not a foreign private issuer, we would not be eligible to use the MJDS or other foreign issuer forms and would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. In addition, we may lose the ability to rely upon exemptions from corporate governance requirements of the Nasdaq Listing Rules that are available to foreign private issuers.
U.S. investors may not be able to obtain enforcement of civil liabilities against us.
The enforcement by investors of civil liabilities under the U.S. federal or state securities laws may be affected adversely by the fact that we are governed by the Business Corporations Act (Alberta), a statute of the Province of Alberta, Canada, that the majority of our officers and directors and some of the experts named in this AIF, are residents of Canada or otherwise reside outside the U.S., and that all, or a substantial portion of their assets and a substantial portion of our assets, are located outside the U.S. It may not be possible for investors to effect service of process within the U.S. on certain of our directors and officers or the experts named in this AIF or enforce judgments obtained in the U.S. courts against us, certain of our directors and officers or the experts named in this AIF based upon the civil liability provisions of U.S. federal securities laws or the securities laws of any state of the U.S.
There is some doubt as to whether a judgment of a U.S. court based solely upon the civil liability provisions of U.S. federal or state securities laws would be enforceable in Canada against us, our directors and officers or the experts named in this AIF. There is also doubt as to whether an original action could be brought in Canada against us or our directors and officers or the experts named in this AIF to enforce liabilities based solely upon U.S. federal or state securities laws.
WESTPORT FUEL SYSTEMS INC. 2022 ANNUAL INFORMATION FORM | 26

Description of Capital Structure

Description of Capital Structure
Our authorized share capital consists of an unlimited number of Common Shares and an unlimited number of preferred shares ("Preferred Shares") issuable in series with no par value. As of December 31, 2022, our issued share capital consisted of 171,303,165 Common Shares and no Preferred Shares. Our Board may at any time issue Preferred Shares in one or more series, each series consisting of such a number of Preferred Shares as may be determined by the Board. The Board may determine at the time of issuance the designation, rights, privileges, restrictions, and conditions attached to each series of Preferred Shares.
As more fully described below under "Description of Common Shares,” the holders of our Common Shares are entitled to notice of, to attend and to one vote per Common Share at all meetings of our shareholders. The holders of our Preferred Shares have no right to receive notice of or to be present at or vote either in person, or by proxy, at any of our general meetings by virtue of or in respect of their holding of Preferred Shares.
Subject to any rights, privileges, restrictions and conditions that may have been determined by the directors to apply to any series of Preferred Shares or any restrictions in any of our debt agreements, the Board shall have complete discretion to pay dividends on any class or classes of shares or any series within a class of shares issued and outstanding in any particular year to the exclusion of any other class or classes of shares or any series within a class of shares out of any or all profits or surplus available for dividends.
On our winding-up, liquidation or dissolution or upon the happening of any other event giving rise to a distribution of our assets other than by way of dividend amongst our shareholders for the purposes of winding-up the Company's affairs, subject to any rights, privileges, restrictions and conditions that may have been determined by the Board to attach to any series of Preferred Shares, the holders of all Common Shares and Preferred Shares shall be entitled to participate pari passu.
Description of Common Shares
The holders of our Common Shares are entitled to one vote per Common Share at meetings of shareholders, to receive such dividends as declared by the Board, and to receive Westport Fuel Systems' remaining property and assets upon dissolution or winding-up. The Common Shares are not subject to any future call or assessment, and there are no exchange, preemptive, conversion, redemption or retraction rights attached to the Common Shares.
The following table provides additional information regarding the outstanding Common Shares as well as Westport Fuel Systems outstanding performance share units ("PSUs"), restricted share units ("RSUs"), restricted phantom shares ("RPSs") and deferred share units ("DSUs") issued under our Omnibus Plan as of December 31, 2022.

OUTSTANDING COMMON SHARES, PSUs, RSUs & RPSs
Share Units
Shares Outstanding	171,303,165
PSUs
Outstanding	1,380,196
Exercisable	—
RSUs
Outstanding	1,186,234
Exercisable	—
RPSs
Outstanding	282,891
Exercisable	—
DSUs
Outstanding	325,000
Exercisable	—
For information on how PSUs, RSUs, RPSs and DSUs are awarded under the Company's compensation program, please see the latest Company Management Information Circular dated March 6, 2023.
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Description of Capital Structure | Market Securities
Market for Securities
The outstanding Common Shares are listed and posted for trading on the Toronto Stock Exchange ("TSX") under the trading symbol "WPRT.” The following table sets forth the market price ranges (in Canadian dollars) and the aggregate volume of trading of the Common Shares on the TSX for the periods indicated:

TSX (WPRT) in Canadian Dollars
Period	High (C$)	Low (C$)	Close (C$)	Volume (in millions)
January 2022	3.14	1.75	2.45	5.24
February 2022	2.59	1.94	2.05	5.98
March 2022	3.14	1.47	2.01	11.62
April 2022	2.21	1.25	1.55	6.23
May 2022	1.69	1.29	1.55	8.74
June 2022	1.73	1.25	1.29	2.53
July 2022	1.57	1.37	1.57	2.67
August 2022	2.05	1.21	1.43	4.38
September 2022	1.55	1.12	1.21	1.49
October 2022	1.31	1.01	1.22	1.09
November 2022	1.32	1.02	1.27	1.95
December 2022	1.38	1.28	1.04	1.30
January 2023	1.40	1.04	1.37	1.81
February 2023	1.80	1.34	1.58	2.50
March 2023 (to March 6, 2023)	1.67	1.44	1.65	0.26
The outstanding Common Shares are also listed and posted for trading on the Nasdaq Global Select Market (“NASDAQ”) under the trading symbol "WPRT.” The following table sets forth the market price ranges (in US dollars) and the aggregate volume of trading of the Common Shares on the NASDAQ for the periods indicated:

NASDAQ GLOBAL SELECT MARKET (WPRT)
Period	High ($)	Low ($)	Close ($)	Volume (in millions)
January 2022	2.48	1.36	1.93	35.42
February 2022	2.05	1.52	1.59	37.22
March 2022	2.73	1.14	1.58	80.97
April 2022	1.77	0.95	1.19	27.41
May 2022	1.33	1.00	1.20	28.03
June 2022	1.39	0.96	1.01	14.95
July 2022	1.22	1.05	1.21	16.25
August 2022	1.60	0.87	1.09	22.51
September 2022	1.19	0.80	0.87	14.26
October 2022	0.97	0.75	0.90	8.01
November 2022	0.98	0.75	0.96	14.87
December 2022	1.02	0.95	0.77	13.07
January 2023	1.03	0.77	0.97	7.21
February 2023	1.03	0.99	1.16	10.50
March 2023 (to March6, 2023)	1.23	1.06	1.20	1.26

WESTPORT FUEL SYSTEMS INC. 2022 ANNUAL INFORMATION FORM | 28

Description of Capital Structure | Market Securities
In the twelve-month period ended December 31, 2022, Westport granted the following RSUs, RPSs, PSUs and DSUs pursuant to the Westport Fuel Systems Omnibus Plan. The following grants are in Canadian dollars.

WESTPORT FUEL SYSTEMS OMNIBUS PLAN GRANTS IN UNITS AND CANADIAN DOLLARS
Date	Number of Securities Granted (RSUs)	Number of Securities Granted (PSUs)	Number of Securities Granted (RPSs)	Number of Securities Granted (DSUs)	Per Share Market Value of Shares Underlying Securities at Time of Unit Issuance ($CDN)
March 18, 2022	4,722	—	—	—	$2.24
March 25, 2022	671,812	1,221,398	172,320	—	$2.91
May 12, 2022	265,000	—	—	325,000	$1.30
May 24, 2022	36,097	—	—	—	$1.36
May 25, 2022	9,259	—	—	—	$1.41
September 19, 2022	7,810	—	—	—	$1.35

Prior Securities Issued
No securities of Westport Fuel Systems not listed or quoted on any exchange were issued during the year ended December 31, 2022, other than RSUs, RPSs, and PSUs. Additional information with respect to the issuance of securities under Westport’s equity compensation plan during the most recently completed financial year will be outlined in the Company Management Information Circular in respect of its 2023 Annual General and Special Meeting of Shareholders which is expected to be held on April 6, 2023, and which will be made available on SEDAR at www.sedar.com.
Dividend Policy
To date, we have not paid out any dividends on our Common Shares and any future dividends will be declared at the sole discretion of the Board. Future payment of dividends will be dependent on our ability to pay, including factors such as cash on hand, sustainable cash flow and achieving profitability, the financial requirements to fund growth, our general financial condition, and other factors that the Board may consider appropriate in the circumstances. Under some of our credit facilities, any dividends, shareholder loan repayments and other capital withdrawals require prior consent from our lenders.

WESTPORT FUEL SYSTEMS INC. 2022 ANNUAL INFORMATION FORM | 29

Directors and Executive Officers
Directors and Executive Officers
Board of Directors
Our shareholders elect the members of our Board at each annual general meeting. Directors typically hold office until their successor is appointed or until the next annual general meeting of shareholders at which time they may be re-elected or replaced. The following tables set forth the names and municipalities of residence of all the current members of our Board and named executive officers, as well as the positions and offices held by such persons in the last five years, their principal occupations and in case of the directors, the month and year in which they became directors.

NAME AND MUNICIPALITY OF RESIDENCE	OFFICE	PRINCIPAL OCCUPATION AND POSITIONS DURING THE LAST FIVE YEARS	DIRECTOR SINCE
BUCHIGNANI, MICHELE(1) Vancouver, BC Canada	Director	Corporate Director; CEO of McLean Drive Consulting Ltd since 2010; Managing Partner of McLean Drive Holdings LP since 2012.	March 2018
EPRILE, BRENDA(2) Toronto, ON Canada	Director	Corporate Director	October 2013
FORST, RITA(3) Doersdorf, Germany	Director	Self-employed consultant since 2015, Corporate Director	April 2020
GUGLIELMIN, ANTHONY(4) Vancouver, BC Canada	Director	Corporate Director, SVP and Chief Financial Officer of Ballard Power Systems from 2010 to 2021.	January 2021
HANCOCK, DAN(5) Indianapolis, IN USA	Director and Chair of the Board	Corporate Director and President of DMH Strategic Consulting since 2011.	July 2017
HODGE, PHILIP(6) Calgary, AB Canada	Director	President, Chief Executive Officer and Director of Pine Cliff Energy. Director of the Explorers and Producers Association of Canada.	January 2022
JOHNSON, DAVID Scottsdale, AZ USA	Director and Chief Executive Officer	CEO of Westport Fuel Systems since January 2019, CEO Achates Power Inc. from 2008 to 2018.	January 2019
SCHALLER, KARL-VIKTOR(7) Munich, Germany	Director	Honorary Professor and Managing Director of kvs consulting, Executive Vice President Engineering at BMW AG from April 2014 to July 2019.	April 2020
WHEATMAN, EILEEN(8) Petaluma, CA USA	Director	President of Douglas Telecommunications, Corporate Director	April 2020
NOTES:
1.Chair of the Nominating and Corporate Governance Committee, member of the Human Resources and Compensation Committee.
2.Chair of the Audit Committee, member of the Human Resources and Compensation Committee.
3.Chair of the Human Resources and Compensation Committee, member of the Technology and Product Strategy Committee.
4.Member of the Audit Committee, the Nominating and Corporate Governance Committee and the Technology and Product Strategy Committee.
5.Member of the Human Resources and Compensation Committee, member of the Technology and Product Strategy Committee.
6.Member of the Audit Committee.
7.Chair of the Technology and Product Strategy Committee, member of the Audit Committee and Nominating and Corporate Governance Committee.
8.Member of the Human Resources and Compensation Committee and the Nominating and Corporate Governance Committee.

WESTPORT FUEL SYSTEMS INC. 2022 ANNUAL INFORMATION FORM | 30

Directors and Executive Officers | Audit Committee Matters

Audit Committee Matters
Mandate
The mandate of the Audit Committee as prescribed by the Board is set out in the Audit Committee Charter. The latest version of our Audit Committee Charter is attached as "Schedule B.”
Composition
Each member of the Audit Committee is financially literate and has the ability to perform his or her responsibilities as a member on the Audit Committee based on his or her education and experience, as highlighted under the heading "Director Biographies". As of March 6, 2023, the following Directors serve as Audit Committee members.

Audit Committee Member	Independent
Brenda Eprile (Chair)	Yes
Anthony Guglielmin	Yes
Philip Hodge	Yes
Karl-Viktor Schaller	Yes
Reliance on Certain Exemptions
At no time since the commencement of Westport’s most recently completed financial year has the Company relied on any exemption in Sections 2.4 (De Minimis Non-audit Services), 3.2 (Initial Public Offerings), 3.3(2) (Controlled Companies), 3.4 (Events Outside Control of Member), 3.5 (Death, Disability or Resignation of Audit Committee Member), 3.6 (Temporary Exemption for Limited and Exceptional Circumstances) or 3.8 (Acquisition of Financial Literacy) of National Instrument 52-110 Audit Committees ("NI 52-110"), or an exemption from NI 52-110, in whole or in part, granted under Part 8 of NI 52-110.
Audit Committee Oversight
At no time since the commencement of our most recently completed financial year was a recommendation by the Audit Committee to nominate or compensate an external auditor not adopted by the Board.
Pre-Approval of Policies and Procedures
The Audit Committee is mandated to review the provision of non-audit services and consider the effect of any such services on the independence of the external auditors.
Non-Audit Services
The SEC rules on auditor independence as they relate to public companies include prohibitions or restrictions on services that may be provided by auditors to their audit clients and require that all services provided to a listed entity audit client, including its subsidiaries, be pre-approved by the client's audit committee. In accordance with those rules, the Audit Committee has approved, adopted and made effective a preapproval policy as part of the Audit Committee Charter. That policy requires that any proposed audit and permitted non-audit services be provided by the external auditors to Westport Fuel Systems or its subsidiaries must receive prior approval from the Audit Committee. As a practical matter, the policy also contemplates that such proposals may be received and considered by the Audit Committee Chair (or such other member of the Audit Committee who may be delegated authority to approve audit and permitted non-audit services) for approval of the proposal on behalf of the Audit Committee, in which case the Audit Committee Chair will then inform the Audit Committee of any approvals granted at the next scheduled meeting.
External Auditor Fees and Services
The following table shows the aggregate fees relating to the years ended December 31, 2022 and 2021 billed to Westport by its independent registered public accounting firm or “external auditors,” KPMG LLP, and other members of its network globally. The following table is shown in Canadian dollars.

EXTERNAL AUDITOR FEES & SERVICES IN CANADIAN DOLLARS
	12/31/2022	12/31/2021
Audit Fees	$2,114,529	$2,123,077
Audit-Related Fees	$887	$7,501
Tax fees	$—	$—
All Other Fees	$9,269	$—
Total(1)	$2,124,685	$2,130,578
NOTES:
1.Out-of-pocket costs incurred in connection with providing professional services, including reimbursed costs, technology, support and administration charges are included in the total.
WESTPORT FUEL SYSTEMS INC. 2022 ANNUAL INFORMATION FORM | 31

Directors and Executive Officers | External Auditor Fees and Services

Audit Fees
Audit fees represent the aggregate fees billed for each of the last two fiscal years for professional services rendered by the external auditors for the audit of our annual financial statements and reviews of our quarterly financial reporting, and other services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years.
Audit-Related Fees
Audit-related fees represent the aggregate fees billed for each of the last two fiscal years for professional services rendered by the external auditors. Fees disclosed under this category are for assurance and related services of other entities or derivative projects and are not reported under the heading audit fees above.
Tax Fees
Tax fees represent the aggregate fees billed for each of the last two fiscal years for professional services rendered by the external auditors KPMG LLP, or other members of its network. Fees disclosed under this category are for professional services rendered for tax compliance, tax advice and tax planning.
All Other Fees
"Other Fees" represent the aggregate fees billed for each of the last two fiscal years for professional services rendered by the external auditors KPMG LLP, or other members of its network, which are not related to one of the categories described above for which there were none. Fees to be disclosed under this category include all products and services other than those described under the headings audit fees, audit-related fees and tax fees above.
Named Executive Officers
The following table sets forth the names and location of residence of all current named executive officers as well as the positions and offices held by such persons in the last five years and their principal occupations. For David Johnson, see information contained under the heading "Board of Directors."

NAME AND MUNICIPALITY OF RESIDENCE	OFFICE	PRINCIPAL OCCUPATION AND POSITIONS DURING THE LAST FIVE YEARS
COSCIANI, NICOLA Brescia, Italy	Executive Vice President, Global Operations	Executive Vice President, Global Operations, previously Vice President Global Operations Westport Fuel Systems since 2020. Supply Chain Manager, Operation Manager and Business Unit Manager in multinational companies. CEO equivalent roles in infrastructure components and innovative markets.
FOLLETT, LANCE Surrey, BC Canada	Chief Legal Officer and Executive Vice President	Chief Legal Officer and Executive Vice President since 2020, Senior Vice President of Corporate Development and Intellectual Property from 2017 to 2020. Vice President of Corporate Development 2013 to 2017.
LARKIN, WILLIAM Lake Forest, CA USA	Chief Financial Officer
Chief Financial Officer November 2022 - December 2022, previously Akumin Inc./Alliance HealthCare Services, Inc. - Chief Financial Officer - June 2019 - August 2022 (Akumin - September 2021- August 2022; Alliance - June 2019 - August 2021 (Alliance was Acquired by Akumin on September 1, 2021))
Southwest Dealer Services, Inc. - Chief Financial Officer (October 2016 to March 2019)

SMITH, TIM Post Falls, ID USA	Executive Vice President and Chief of Staff
Executive Vice President and Chief of Staff since November 2020,
39 years of commercial transportation industry experience at a variety of technical, management, and executive roles at Navistar now part of TRATON group), Daimler Trucks North America, and Dana Corporation

Shareholdings of Directors and Executive Officers
As of March 6, 2023, our Board members and executive officers as a group beneficially owned, directly or indirectly 1,695,089 of our Common Shares, representing approximately 0.987% of the 171,714,900 Common Shares outstanding on such date.

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Directors and Executive Officers | Conflict of Interest

Cease Trade Orders, Bankruptcies, Penalties or Sanctions
Other than as described below, none of the directors or executive officers is, as of the date of this AIF, or was within ten years before the date of this AIF, a director, CEO or CFO of any company (including Westport Fuel Systems) that: (i) was subject to a cease trade, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation (each, an "Order") for a period of more than 30 consecutive days that was issued while the director or executive officer was acting in the capacity as director, CEO or CFO; or (ii) was subject to such an Order that was issued after the director or executive officer ceased to be a director, CEO or CFO and which resulted from an event that occurred while that person was acting in the capacity as director, CEO or CFO.
Other than as described below, none of the directors or executive officers, or, to our knowledge, shareholders holding a sufficient number of securities of the Company to materially affect the control of the Company, is, as of the date of this AIF, or has been within the ten years before the date of this AIF, a director, executive officer or CFO of any company (including Westport Fuel Systems) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.
On February 9, 2017, Home Capital Group Inc. (“Home Capital”) received an enforcement notice from Staff of the Ontario Securities Commission ("OSC") relating to its disclosure in 2015. Ms. Eprile formerly chaired the board of Home Capital Group, having joined as a director in May of 2016. On April 19, 2017, the OSC issued a Statement of Allegations and Notice of Hearing against Home Capital. On June 14, 2017, the Company announced that it had reached two settlement agreements which together comprised a global settlement with the OSC and with respect to a proposed class action involving Home Capital. The settlements were subject to the approval of the OSC and the court.
On September 27, 2019, the Company announced that it had reached a settlement with the SEC resolving an investigation into the Company’s investment in WWI and compliance with the FCPA and securities laws related to disclosure in SEC filings in connection with the Westport Fuel Systems operations in China.
None of the directors or executive officers (in their personal capacity), or, to the Company's knowledge, shareholders holding a sufficient number of securities of the Company to materially affect the control of the Company, has, within the ten years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold their assets.
None of the directors or executive officers, or, to the Company's knowledge, shareholders holding a sufficient number of securities of the Company to materially affect the control of the Company, has been subject to: (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.
Conflict of Interests
Certain directors and officers of Westport Fuel Systems may currently, or in the future, also serve as directors and/or officers of other entities that may be involved in the same industry as Westport, or have competing interests, and therefore it is possible that a conflict may arise between their duties as directors or officers of Westport Fuel Systems and their duties as directors and/or officers of such other companies. Such potential conflicts are described in the director and officer biographies included in this AIF.
Westport and the directors attempt to minimize such conflicts. If such a conflict of interest arises at a meeting of the Board, a director who has such a conflict is required to communicate such conflict to the Board and abstain from voting for or against the approval of such items of which they are conflicted. In appropriate cases, Westport will establish a special committee of independent directors to review a matter in which directors, or management, may have a conflict. In accordance with the requirements of the Business Corporations Act (Alberta), the directors of Westport are required to act honestly, in good faith and in the best interests of Westport. In determining whether or not Westport will participate in a particular transaction, the directors will primarily consider the potential benefits to Westport, the degree of risk to which Westport may be exposed, and its financial position at that time. Other than as indicated, Westport has no other procedures or mechanisms to deal with conflicts of interest. Other than as described above, there are no known existing or potential material conflicts of interest between Westport or any of its subsidiaries and any director or officer of Westport or of any of its subsidiaries.

WESTPORT FUEL SYSTEMS INC. 2022 ANNUAL INFORMATION FORM | 33

Material Contracts | EDC Loan Agreement

Material Contracts
EDC Loan Agreement
EDC is Canada's export credit agency, providing financing, insurance, bonding, trade knowledge and connections to support Canadian companies. In order to bolster liquidity and support the Westport HPDI 2.0 program launch and commercialization, Westport entered into a $20 million secured term loan agreement in December 2017 with EDC (the “EDC Loan Agreement”). In 2020, the Company secured a $10 million non-revolving term credit facility (the "Term Facility"), which was subsequently amended to extend the term. It also amended the terms of the EDC Loan Agreement to extend the term to September 2022, defer principal payments and to recommence payment quarterly starting March 2021. In December 2021, the EDC Loan Agreement and the Term Facility were refinanced to a $20 million term loan with a maturity date of September 15, 2026. A copy of the Amended EDC Agreement is available on SEDAR at http://www.sedar.com.
Cartesian
In January 2016, Cartesian provided $17.5 million in capital to Westport in exchange for a percentage of amounts received by Westport on select HPDI and joint venture income through 2025. In April 2016, Westport announced that it had sold a derivative interest in Westport Innovations (Hong Kong) Limited to Cartesian for an up-front payment of $6.3 million plus a potential future payment based on Cartesian's return on investment. Westport received an additional $17.5 million from Cartesian in consideration for the issuance of Westport convertible notes (the "Convertible Notes") to Cartesian upon completion of the 2016 merger with Fuel Systems Solution Inc. The Convertible Notes have since been repaid in full. A copy of the Amended and Restated Investment with Cartesian is available on SEDAR at http://www.sedar.com. As of the date hereof the full principal amount of the convertible notes has been repaid or converted into Westport Common Shares leaving no convertible notes outstanding.
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Legal and Regulatory Proceedings
Legal and Regulatory Proceedings
A dispute with UNO MINDA arose in July 2022 regarding Westport’s 50/50 joint venture in Minda Westport Technologies. The Asset Transfer Agreement for the sale of the assets of RBRC to Minda Westport Technologies expired on its terms without a request for extension by Minda. Discussions for the transfer of the RBRC assets continued however, no agreement was reached and the parties were at an impasse. Accordingly, Westport served a deadlock notice pursuant to the terms of the Joint Venture Agreement on October 11, 2022. UNO MINDA rejected the deadlock notice and instead issued a dispute notice in October 2022 claiming a breach of the terms of the Joint Venture Agreement and resulting damages. Westport believes that UNO MINDA's claim is substantially without merit and has issued a counter-claim for damages against UNO MINDA. In December 2022, the Indian Court ordered a meeting of the parties as well as a mediation; both of which took place without success. In January 2023, UNO MINDA further issued a notice involving the arbitration process. Given the present stage and complex nature of the proceedings, the Company believes it is impractical to disclose a reasonable estimate of the potential contingent liability due to the wide range of assumptions and interpretations implicit in the dispute. We anticipate the resolution of this matter through the court system and arbitration process to be lengthy and, at this time, cannot predict a date as to when we expect this matter to be ultimately resolved.
On December 15, 2021, Westport filed patent infringement lawsuits against various auto manufacturers in the court of the Eastern District of Texas. The patents in question relate to directly actuated injection valve technology. Westport is represented in these lawsuits by counsel on a partial contingency basis. It also entered into an investment agreement with a funder pursuant to which the funder has agreed to fund certain fees and costs associated with the lawsuits.
Additional Information
Additional information regarding Westport can be found on SEDAR at http://www.sedar.com. Information as to directors' and officers' remuneration and indebtedness, principal holders of our securities and securities authorized for issuance under our equity compensation plans, is contained in our most recent Management Information Circular.
Additional financial information is contained in our financial statements and MD&A for the year ended December 31, 2022, which should be read in conjunction with this AIF. Additional information relating to Westport Fuel Systems may be found on SEDAR at http://www.sedar.com.
Interests of Management and Others in Material Transactions
Other than as described below or elsewhere in this AIF, no director or officer of Westport, no person or company beneficially owning, or controlling or directing, directly or indirectly, more than ten percent (10%) of any class or series of the Company's outstanding voting securities, nor any associate or affiliate of such persons or companies, has had any material interest, direct or indirect, in any transaction within our three most recently completed financial years or during the current financial year that has materially affected or is reasonably expected to materially affect Westport Fuel Systems.
Transfer Agent and Registrar
Our transfer agent and registrar for our Common Shares is Computershare Trust Company of Canada at its principal offices in Vancouver, British Columbia, Calgary, Alberta and Toronto, Ontario. Our U.S. transfer agent is Computershare Trust Company, N.A. 350 Indiana Street, Suite 750, Golden, CO 80401.
Interests of Experts
KPMG LLP are our auditors and have confirmed they are independent within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations and that they are independent accountants with respect to Westport under all relevant U.S. professional and regulatory standards.

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Schedule A: Forward Looking Information
Schedule "A": Forward-Looking Information
Certain statements contained in this AIF and in certain documents incorporated by reference in this AIF, constitute "forward-looking statements". When used in this document, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect", "project" and similar expressions, as they relate to us or our management, are intended to identify forward-looking statements. This AIF contains forward-looking statements pertaining to the following:
•The long-term replacement of fossil fuels with low/zero emissions propulsion systems for transportation (set up, for example, under the heading “market overview”
•The future role of LNG, biomethane and hydrogen in China and India’s transportation mix 9set up, for example under ‘market overview –regulatory – China and Market Overview- regulatory-India
•The future supply, of demand for and costs of hydrogen (set out for example under “market” overview-fuel availability
•Westport HPDI 2.0 providing OEMs with an integrated natural gas solutions with attractive price, performance and fuel economy (set out, for example, under the headings "DESCRIPTION OF THE BUSINESS – HPDI 2.0 FUEL SYSTEM" and "OPERATING BUSINESS SEGMENTS – CWI JOINT VENTURE");
•Westport HPDI 3.0 positioning Westport HPDI fuel system for long-term compatibility with next generation diesel engine platforms (set out, for example, under the headings "OUR BUSINESS AND STRATEGY - STRATEGY" and "INNOVATION AND RESEARCH AND DEVELOPMENT – RESEARCH AND DEVELOPMENT")
•Westport Hydrogen HPDI providing a high-pressure hydrogen fuel system solution with zero or near-zero CO2 emissions, optimized performance and benefits in TCO and the regained adoptions to the Westport HPDI Fuel System for optimizing with hydrogen (set out, for example, under the headings "OUR BUSINESS AND STRATEGY - STRATEGY" and "INNOVATION AND RESEARCH AND DEVELOPMENT – RESEARCH AND DEVELOPMENT")
•the future demand for Westport Fuel Systems products, increasing adoption of alternative fuel for transportation, increasing penetration within our existing markets and expansion of those markets geographically, and continuing growth in the transportation sector and in the natural gas engine market (set out, for example, under the headings "OUR BUSINESS AND STRATEGY - STRATEGY", "DESCRIPTION OF THE BUSINESS - HPDI 2.0 FUEL SYSTEM" and under the heading "RISK FACTORS", particularly under the subheadings "Our growth is dependent on available refueling infrastructure, fuel price differentials and environmental regulations, policies and government incentives which may not persist or develop as we anticipate");
•our ability to successfully launch new technology and market initiatives, integrate our products into existing engine OEM products, and to position the Westport HPDI fuel system for compatibility with advancements in diesel base engine platforms (set out, for example, under the headings "ABOUT WESTPORT FUEL SYSTEMS", "OUR BUSINESS AND STRATEGY - STRATEGY", "OUR BUSINESS AND STRATEGY – RESEARCH AND DEVELOPMENT" and "RISK FACTORS");
•our ability to exploit opportunities in sustainable transportation fuel alternatives and adapt the Westport HPDI fuel system for operation with hydrogen (set out, for example, under the heading "OUR BUSINESS AND STRATEGY - STRATEGY", "INNOVATION AND RESEARCH AND DEVELOPMENT – RESEARCH AND DEVELOPMENT", "OPERATING BUSINESS SEGMENTS – CWI JOINT VENTURE);
•our ability to expand, exploit and protect our intellectual property (set out, for example, under the headings "INNOVATION AND RESEARCH AND DEVELOPMENT – INTELLECTUAL PROPERTY" and "RISK FACTORS", particularly under the subheadings, "We depend on our intellectual property and our failure to protect that intellectual property could adversely affect our future growth and success" and "We could become engaged in intellectual property litigation or disputes that may negatively affect our business");
•our capital expenditure and investment programs (set out, for example, under the heading, "RISK FACTORS", particularly under the subheadings "We may not realize the anticipated benefits from joint ventures, investments or acquisitions" and " The market for engines with our fuel systems may be limited or may take longer to develop than we anticipate and/or certain products may not achieve widespread adoption.");
•the future desirability and use of alternative fuel sources within the transportation industry and commodity prices and the fuel price differential between natural gas or LPG with diesel (set out, for example, under the headings "MARKET OVERVIEW – MARKET DYNAMICS" and "RISK FACTORS", particularly under the subheadings "The market for engines with our fuel systems may be limited or may take longer to develop than we anticipate and/or certain products may not achieve widespread adoption", "Sustained negative economic factors and COVID-19 could negatively impact our business" and "Our growth is dependent on available refueling infrastructure, fuel price differentials and environmental regulations, policies and government incentives which may not persist or develop as we anticipate."
•ongoing relationships between us and our business partners (set out, for example, under the headings "OUR BUSINESS AND STRATEGY - STRATEGY" and "RISK FACTORS", particularly under the subheading "We are dependent on relationships with strategic partners.");
•potential disputes regarding the rights and obligations of the parties and which may in the future arise under our agreements with our strategic partners (set out, for example, under the heading "RISK FACTORS", particularly under the subheading "We are dependent on relationships with strategic partners");
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Schedule A: Forward Looking Information

•our ability to continue to compete with our competitors and their technologies, and the capital and operating costs of vehicles using our technologies relative to competing technologies (set out, for example, under the headings "MARKET OVERVIEW - COMPETITIVE CONDITIONS" and "RISK FACTORS", particularly, under the subheading "We currently face, and will continue to face, significant competition.");
•continuing growth in the transportation sector and in the natural gas engine market (set out, for example, under the headings "MARKET OVERVIEW – MARKET SIZE,”MARKET OVERVIEW-MARKET DYNAMICS"/ signaling the return to growth of the heavy-duty truck market and "RISK FACTORS", particularly under the subheadings "The market for engines with our fuel systems may be limited or may take longer to develop than we anticipate and/or certain products may not achieve widespread adoption" and "Our growth is dependent on available refueling infrastructure, fuel price differentials and environmental regulations, policies and government incentives which may not persist or develop as we anticipate.");
•profit margins and production costs of engines incorporating our technologies, (set out, for example, under the heading "RISK FACTORS", particularly under the subheadings "The market for engines with our fuel systems may be limited or may take longer to develop than we anticipate and/or certain products may not achieve widespread adoption", "Additional or higher tariffs may impact the demand for our products", "Warranty claims could be higher than forecasted" and "We have foreign currency risk");
•the further development of infrastructure supporting the application of natural gas or hydrogen as an alternative fuel (set out, for example, under the heading “MARKET OVERVIEW – REGULATORY AND "RISK FACTORS", particularly under the subheadings "The market for engines with our fuel systems may be limited or may take longer to develop than we anticipate and/or certain products may not achieve widespread adoption" and "Our growth is dependent on available refueling infrastructure, fuel price differentials and environmental regulations, policies and government incentives which may not persist or develop as we anticipate.");
•increasingly stringent environmental and emissions legislation and regulations in the future (set out, for example, under the headings “MARKET OVERVIEW REGULATORY’, "ABOUT WESTPORT FUEL SYSTEMS" and "RISK FACTORS" particularly under the subheadings "Our growth is dependent on available refueling infrastructure, fuel price differentials and environmental regulations, policies and government incentives which may not persist or develop as we anticipate" and "We could become liable for environmental damages resulting from our research, development or manufacturing activities.");
•our ability to attract and retain employees (as set out, for example, under the heading "HUMAN RESOURCES AND RELATED POLICIES" and "RISK FACTORS", particularly under the subheading "We could lose or fail to attract the human capital necessary to run our business");
•demand for engines incorporating our technologies (as set out, for example, under the headings "MARKET OVERVIEW – MARKET DYNAMICS" and "RISK FACTORS", particularly under the subheading, "A market for engines with our fuel systems may be limited or may take longer to develop than we anticipate");
•our estimates and assumptions used in our accounting policies, accruals, including warranty accruals, and financial condition, and our adoption, timing and ability to meet certain accounting standards (as set out, for example, "RISK FACTORS", particularly under "Warranty claims could be higher than forecasted" and in our quarterly and annual financial statements);
•our future growth and the expected changes to the transportation sector (as set out, for example, under the headings "ABOUT WESTPORT FUEL SYSTEMS", "OUR BUSINESS AND STRATEGY - STRATEGY", and "MARKET OVERVIEW");
•our ability to predict if or when we will operate profitably or generate positive cash flows as set out for example, under the subheading "We may need or want to raise additional funds to grow our business and meet our financial obligations. If we cannot raise additional funds when we need or want them, our operations and prospects could be negatively affected."
•our compliance with environmental regulations and regulatory policies and our ongoing assessments of targets for improving our commitment to environmental and social responsibilities (as set out, for example, under the headings "OUR BUSINESS AND STRATEGY - SOCIAL AND ENVIRONMENTAL POLICIES" and "RISK FACTORS", particularly, under the subheading, "We could become liable for environmental damages resulting from our research, development or manufacturing activities");
•the strategy of our Transportation segment (as set out, for example, under the heading "OUR BUSINESS AND STRATEGY - STRATEGY");
•expected fluctuations in our revenues and results of operations (as set out, for example, under the heading "RISK FACTORS", particularly under the subheadings "We may need or want to raise additional funds to grow our business and meet our financial obligations. If we cannot raise additional funds when we need or want them, our operations and prospects could be negatively affected", "Sustained negative economic factors and COVID-19 could negatively impact our business" and "Warranty claims could be higher than forecasted.").
•The impact of the acquisition of stakes on Westport's ability to supply completely integrated fuel systems (as set at for example, under “Our Business and Strategy – Productions and Operations”)

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Schedule A: Forward Looking Information
Such statements reflect the management of Westport Fuel Systems’ current views with respect to future events and are subject to certain risks and uncertainties and are based upon several factors and assumptions. Actual results may differ materially from those expressed in the foregoing forward-looking statements due to several uncertainties and risks, including the risks described in this AIF and in the documents incorporated by reference into this AIF and other unforeseen risks. Such risks, uncertainties, factors and assumptions include, without limitation:
•supply of, demand for and price of lower/zero emission propulsion systems for transportation (as set out, for example, under "RISK FACTORS", particularly, under the subheadings "The market for engines with our fuel systems may be limited or may take longer to develop than we anticipate and/or certain products may not achieve widespread adoption" and "Our growth is dependent on available refueling infrastructure, fuel price differentials and environmental regulations, policies and government incentives which may not persist or develop as we anticipate");
•actions of government and governmental authorities, including, without limitation, implementation of emission and fuel consumption standards, the implementation of policies or other measures that promote the supply of and demand for LNG, biomethane and hydrogen (as set out, for example, under "RISK FACTORS", particularly, under the subheadings "Our growth is dependent on available refueling infrastructure, fuel price differentials and environmental regulations, policies and government incentives which may not persist or develop as we anticipate" and We conduct business in foreign markets that carry risk);
•conditions in the hydrogen and other industries, including fluctuations in the supply, demand and price for hydrogen, including demand for hydrogen in transportation and the implementation of hydrogen fueling infrastructure (as set out, for example, under "RISK FACTORS", particularly, under the subheading "Our growth is dependent on available refueling infrastructure, fuel price differentials and environmental regulations, policies and government incentives which may not persist or develop as we anticipate");
•market acceptance of our products (as set out, for example, under "RISK FACTORS", particularly, under the subheadings "The market for engines with our fuel systems may be limited or may take longer to develop than we anticipate and/or certain products may not achieve widespread adoption" and "We could become subject to product liability claims");
•product development delays and delays in contractual commitments (as set out, for example, under "RISK FACTORS", particularly, under the subheadings "We are dependent on relationships with strategic partners", "We are dependent on relationships with our suppliers", "We could be adversely affected by the operations of our joint ventures and joint venture partners", "Our limited production trials, commercial launch activities and field tests could encounter problems" and "We could become engaged in intellectual property litigation or disputes that may negatively affect our business");
•changing environmental legislation and regulations (as set out, for example, under "RISK FACTORS", particularly, under the subheadings "The market for engines with our fuel systems may be limited or may take longer to develop than we anticipate and/or certain products may not achieve widespread adoption" and "Our growth is dependent on available refueling infrastructure, fuel price differentials and environmental regulations, policies and government incentives which may not persist or develop as we anticipate");
•the ability to attract and retain business partners (as set out, for example, under the heading "RISK FACTORS", particularly under the subheadings "We may need or want to raise additional funds to grow our business and meet our financial obligations. If we cannot raise additional funds when we need or want them, our operations and prospects could be negatively affected" and "We are dependent on relationships with strategic partners");
•the success of our business partners and OEMs with whom we partner (as set out, for example, under the heading "RISK FACTORS,” under the subheading "We are dependent on relationships with strategic partners");
•future levels of government funding and incentives (as set out, for example, under the heading "RISK FACTORS", particularly, under the subheadings "Our growth is dependent on available refueling infrastructure, fuel price differentials and environmental regulations, policies and government incentives which may not persist or develop as we anticipate" and "Sustained negative economic factors and COVID-19 could negatively impact our business")
•competition from other technologies (as set out, for example, under the heading, "RISK FACTORS", particularly under the subheadings "We currently face, and will continue to face, significant competition" and "The market for engines with our fuel systems may be limited or may take longer to develop than we anticipate and/or certain products may not achieve widespread adoption");
•price differential between CNG, LNG and LPG relative to petroleum-based fuels (as set out, for example, under the heading "RISK FACTORS,” under the subheading "Our growth is dependent on available refueling infrastructure, fuel price differentials and environmental regulations, policies and government incentives which may not persist or develop as we anticipate");
•limitations on our ability to protect our intellectual property (as set out, for example, under the heading "RISK FACTORS,” under the subheading "We depend on our intellectual property and our failure to protect that intellectual property could adversely affect our future growth and success");
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Schedule A: Forward Looking Information

•potential claims or disputes in respect of our intellectual property (as set out, for example, under the heading "RISK FACTORS,” under the subheadings "We depend on our intellectual property and our failure to protect that intellectual property could adversely affect our future growth and success" and "We could become engaged in intellectual property litigation or disputes that may negatively affect our business");
•limitations in our ability to successfully integrate acquired businesses (as set out, for example, under the heading "RISK FACTORS,” under the subheading "We may not realize the anticipated benefits from joint ventures, investments or acquisitions");
•limitations in the development of natural gas or hydrogen refueling infrastructure (as set out, for example, under the heading "RISK FACTORS,” under the subheading "Our growth is dependent on available refueling infrastructure, fuel price differentials and environmental regulations, policies and government incentives which may not persist or develop as we anticipate");
•the ability to provide and access the capital required for research, product development, operations and marketing (as set out, for example, under the heading "RISK FACTORS");
•there could be unforeseen claims made against us (as set out, for example, under the heading "RISK FACTORS", particularly under the subheadings "We could become subject to product liability claims", "We could become liable for environmental damages resulting from our research, development or manufacturing activities", "We could become engaged in intellectual property litigation or disputes that may negatively affect our business" and "Natural gas, LPG, hydrogen and products that use these gases entail inherent safety and environmental risks that may result in substantial liability to us");
•our international business operations could expose us to factors beyond our control such as currency exchange rates, changes in government policy, trade barriers, trade embargoes, and delays in the development of international markets for our products (as set out, for example, under the heading "RISK FACTORS", particularly under the subheadings "We conduct business in foreign markets that carry risk", "Our growth is dependent on available refueling infrastructure, fuel price differentials and environmental regulations, policies and government incentives which may not persist or develop as we anticipate", "We could be adversely affected by the operations of our joint ventures and joint venture partners", "Our failure to strictly comply with anti-corruption laws could have a material adverse effect on our reputation and results of operations", "Sustained negative economic factors and COVID-19 could negatively impact our business" and "Economic Sanctions may Impact on the Business of Certain of our Foreign Subsidiaries and Joint Ventures");
•other risks relating to our Common Shares including the ability of the Board to issue Preferred Shares at its discretion discussed in more detail in this AIF under the heading "Description of Capital Structure" (as set out, for example, under the heading under the heading "RISK FACTORS" particularly under the subheadings "Our Common Share price may fluctuate", "We do not currently pay and do not anticipate to pay any cash dividends on our Common Shares in the foreseeable future; therefore, our shareholders may not be able to receive a return on their Common Shares until they sell them", "If we are characterized as a Passive Foreign Investment Company ("PFIC"), U.S. holders may be subject to adverse U.S. federal income tax consequences", "As a foreign private issuer, we are subject to different U.S. securities laws and rules than a domestic U.S. issuer, which may limit the information publicly available to our U.S. shareholders", "We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses to us," and "U.S. investors may not be able to obtain enforcement of civil liabilities against us") and;
•risk of conflict related to directors and officers of Westport Fuel Systems who may currently, or in the future, also serve as directors and/or officers of other public companies that may be involved in the same industry as Westport Fuel Systems, as discussed in more detail in this AIF under the heading "Conflict of Interests".
You should not rely on any forward-looking statements. Any forward-looking statement is made only as of the date of this AIF. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as otherwise required by law. The forward-looking statements in this AIF are expressly qualified by this cautionary statement.

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Schedule B: Audit Committee Charter
Schedule "B": Charter of the Audit Committee
REVIEWED AND ACCEPTED BY THE BOARD OF DIRECTORS ON MARCH 11, 2022
1.0 PURPOSE OF THE CHARTER
The Audit Committee (the “Committee”) is a standing committee of the Board of Directors (the “Board”) of Westport Fuel Systems Inc. (“WFS”), established to assist the Board in fulfilling its oversight responsibilities with respect to:
•WFS’s accounting and financial reporting processes and audits of its financial statements;
•the integrity of WFS’s financial statements, management’s discussion and analysis (“MD&A”) and other information provided to shareholders and others;
•WFS’s risk assessment and risk management processes, including assessment of significant financial and accounting risk exposures and actions taken to mitigate these risks;
•the effectiveness of systems implemented and maintained by WFS management (“Management”) to manage those risks, in particular with regard to internal controls and critical information systems pertaining to financial reporting;
•compliance with legal and regulatory requirements and the promotion of legal and ethical conduct;
•the independence and qualifications of the external auditors; and
•the performance of WFS’s internal audit function and external auditors.
This Charter (the "Charter") has been adopted by the Board to assist the Committee in the exercise of its duties and responsibilities.
2.0 AUTHORITY
The Committee has unrestricted access to WFS personnel and documents and to its external auditor and will be provided with the resources necessary to carry out its responsibilities. The Committee shall have the authority to authorize investigations into any matter within the Committee’s scope of responsibility and the Committee Chair (as defined below) is empowered, in his or her discretion, and in consultation with the Chairperson of the Board (the "Board Chair"), to retain independent counsel and other professional advisors at WFS’s expense. The Committee shall set the compensation, and oversee the work, of any such outside counsel and other advisors retained by the Committee.
The Committee shall have sole authority to recommend to the Board the appointment, termination and compensation of the external auditors who shall report directly to the Committee. The Committee is entitled to appropriate funding, with respect to compensation set and determined solely by the Committee, for the payment of compensation to independent external auditors, for the payment of compensation to any external advisors retained by the Committee and for any expenses necessary for the Committee to carry out its duties.
3.0 LIMITATIONS OF THE AUDIT COMMITTEE’S ROLE
While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits or to determine that WFS financial statements are complete, accurate and in accordance with generally accepted accounting principles. The external auditor is responsible for planning and conducting audits. Management is responsible for preparing complete, accurate financial statements in accordance with generally accepted accounting principles.
4.0 COMPOSITION
The Committee shall consist, at a minimum, of three members of the Board, each of whom shall be affirmatively determined to be financially literate by the Board, and one of whom shall be designated the Chair (the “Committee Chair”), as annually appointed by the Independent Directors (as that term is defined in the Charter of the Board) (the “Independent Directors”). The Committee shall be composed solely of Independent Directors. Unless approved by the Board Chair, no Director may serve on the Committee if, including the membership on the Committee, they sit on more than three public company audit committees. No member of the Committee shall have participated in the preparation of WFS’s or any of its subsidiaries’ financial statements at any point during the last three years. Each of the Directors on the Committee shall possess a basic level of “financial literacy”, and at least one member should qualify as an “audit committee financial expert”, as defined by Item 407(d)(5) of Regulation S-K and be financially sophisticated as described in Section 5605(c)(2)(A) of the Nasdaq Manual.
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Schedule B: Audit Committee Charter
5.0 MEETINGS
Regular meetings of the Committee shall be held at least four times per year at such times and places as it deems necessary to fulfill its responsibilities. The meetings will be scheduled to permit timely review of the interim and annual financial statements, as well as WFS’s other financial disclosures and related compliance matters. Additional meetings may be called as often as the Committee deems necessary. A quorum of two members of the Committee, one of whom must be the Committee Chair, unless he or she has designated another member to act as Committee Chair, is required for each meeting. If a quorum is present at a meeting, a majority of the members of the Committee in attendance at such meeting is required to approve any matter decided by the Committee at such meeting. Matters may be decided outside of a meeting by the unanimous written consent of all members of the Committee. The Committee is governed by all other procedural rules regarding meetings, actions without meetings, notice and waiver of notice as are applicable to the Board.
The Committee Chair shall, in consultation with the Board Chair, Management and the internal and external auditors, set the Committee meeting agendas. Committee members may recommend agenda items subject to approval by the Committee Chair. The Committee shall meet in executive session with the Management, the external auditors, and as a Committee to discuss any matters that the Committee or each of these groups believes should be discussed. The Committee and WFS’s Chief Legal Officer (or, in the event no individual currently has such title, the individual filling the role typically associated with such title in replacement for such individual), shall also meet in executive session to review legal matters that, in Management or the Committee’s opinion, may have a material impact on the financial statements. In addition to the above scheduled meetings, any member of the Committee, the Chairman or the auditors may, subject to required notice, call a meeting of the Committee at any time.
Committee minutes shall be prepared and subsequently approved for all meetings. Copies of such minutes shall be filed with the Corporate Secretary of WFS or with the secretary of the meeting and circulated to all Board members.
6.0 ROLE AND RESPONSIBILITIES OF THE COMMITTEE
The following paragraphs outline the principal responsibilities and duties of the Committee in carrying out its purpose outlined in Section 1 of this Charter. These responsibilities and duties should serve as a guide, with the understanding that the Committee may carry out additional functions and adopt additional policies and procedures as may be appropriate in light of evolving circumstances and legal and regulatory requirements. The Committee shall also carry out any other responsibilities and duties delegated to it by the Board from time to time related to the purpose of the Committee outlined in Section 1 of this Charter.
6.1 Oversight of the External Auditors
The Committee is responsible for recommending to the Board:
•the selection of an independent, registered, external audit firm for the purpose of auditing WFS’s annual financial statements and internal controls over financial reporting;
•the retention of such external auditors;
•the compensation of the external auditors; and
•the selection, retention, compensation and oversight of any other registered public accounting firm engaged for the purpose of preparing or issuing audit reports or performing any other audit, review, or attest services for WFS.
The Committee shall evaluate, on at least an annual basis, the qualifications, performance and independence of the external auditors. The Committee is responsible for ensuring that it receives from the external auditors a formal written statement delineating all relationships between the external auditors and WFS and its subsidiaries, consistent with the standards described in Section 5605(c)(1)(B) of the Nasdaq Manual, and is responsible for actively engaging in a dialogue with the external auditors with respect to any disclosed relationships or services that may impact the objectivity and independence of the external auditors and for taking, or recommending that the Board take, appropriate action to oversee the independence of the external auditors.
As part of its oversight of auditor independence, the Committee shall also review and approve WFS’s policy regarding the hiring of partners and employees and former partners and employees of its present and former external auditors.
With regard to overseeing the work of external auditors, the Committee is responsible for the following activities:
•approving the audit scope and engagement fees;
•reviewing the results of their work;
•establishing policies and procedures for the Committee’s pre-approval of permitted services on an on-going basis;
•pre-approving any permitted non-audit services or delegating such authority to the Committee Chair;
•evaluating their performance and at least annually, receiving input from WFS’s CEO and/or the CFO on audit quality, quality of engagement team, and relationship with the auditors; and
•resolving any disagreements between Management and external auditors regarding financial reporting.
WFS’s external auditors shall report directly to the Committee. The Committee shall review with the external auditors, on at least an annual basis, (a) the external auditors’ internal quality-control procedures, (b) any material issues raised by the most

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Schedule B: Audit Committee Charter
recent internal quality control review, peer review, the Canadian Public Accountability Board or the Public Company Accounting Oversight Board, or any publicly available report by any governmental or professional authorities within the preceding five years respecting one or more audits carried out by the firm, (c) any steps taken to deal with any such issues and (d) all relationships between the external auditors and WFS or any of its subsidiaries. The Committee shall evaluate the qualifications, performance and independence of the external auditors, including considering whether the auditor’s quality controls are adequate and the provision of permitted non-audit services is compatible with maintaining the auditor’s independence, taking into account the opinions of Management and internal auditors. The Committee shall present its conclusions with respect to the external auditor’s qualifications, performance and independence to the Board.
The Committee shall review with the external auditors matters relating to the conduct of the audit, including (a) the proposed scope of their examination with emphasis on accounting and financial areas where the Committee, the external auditors or Management believe special attention should be directed; (b) the results of their audit, including their audit findings report and resulting letter, if any, of recommendations for Management; (c) their evaluation of the adequacy and effectiveness of WFS’s internal controls over financial reporting; (d) significant areas of disagreement, if any, with Management; (e) cooperation received from Management in the conduct of the audit; (f) significant accounting, reporting, regulatory or industry developments affecting WFS; and (g) significant changes to WFS’s accounting principles, policies, controls, procedures and practices proposed or contemplated by the external auditors or Management.
The Committee shall discuss with the external auditors and Management: (a) all critical accounting policies and practices to be used in an audit; (b) any issues and disclosure requirements regarding: (1) the use of “pro forma” or “adjusted” non-GAAP information, as well as financial information and earnings guidance provided to analysts and rating agencies; (2) any off-balance sheet arrangements; and (3) significant business risks or exposures and Management’s assessment of the steps taken to monitor, control and minimize such risk; (c) other material written communications between the auditors and Management; and (d) any other matters required to be discussed by Public Company Accounting Oversight Board Auditing Standard No. 1301, Communications with Audit Committees.
The Committee shall monitor the audit partners’ rotation required by law.
6.2 Oversight of Risk Management Processes Pertaining to Financial Reporting
Risk management is an important part of maintaining a sound system of internal control. As part of the risk management oversight responsibility of the Board and as delegated to the Committee by the Board, the Committee shall be responsible for monitoring the range of risks pertaining to WFS’s financial reporting and making recommendations as required to the Board regarding appropriate responsibilities and delegations for the identification, monitoring and management of these risks. In this respect, the Committee shall:
•have the primary oversight role with respect to processes in place for identifying and monitoring the management of the principal risks that could impact the financial reporting of WFS; and
•assess, as part of its oversight of the system of internal controls and critical information systems pertaining to financial reporting, the effectiveness of the overall process for identifying business and financial risks impacting WFS and provide its views to the Board.
6.3 Oversight of Internal Control
The Committee shall have the responsibility to review and monitor that Management has designed and implemented an effective system of internal control and critical information systems pertaining to financial reporting and to provide any recommendations with respect to such systems to the Board.
Management shall be required to provide the Committee, at least annually, a report on internal controls, including reasonable assurance that such controls are adequate to facilitate reliable and timely financial information. The Committee shall also review and follow-up on any areas of internal control weakness identified by the external auditors with the auditors and Management.
6.4 Oversight of Legal and Regulatory Compliance Pertaining to Financial Reporting and Promotion of Legal and Ethical Conduct
The Committee shall consult periodically with Management with respect to WFS’s policies and procedures regarding compliance with applicable laws and regulations pertaining to financial reporting and with WFS’s Code of Conduct. The Committee shall consult with WFS’s Chief Legal Officer (or, in the event no individual currently has such title, the individual filling the role typically associated with such title in replacement for such individual) with respect to any significant legal and regulatory matters that may have a significant impact on WFS’s financial statements or compliance policies pertaining to financial reporting.
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Schedule B: Audit Committee Charter
The Committee shall oversee the implementation, operation and effectiveness of WFS’s mechanisms for the receipt, retention and treatment of complaints regarding WFS’s accounting, internal controls or auditing matters and the confidential, anonymous submission by WFS employees of concerns regarding questionable accounting or auditing matters. In this regard, the Committee shall have responsibility for the implementation and periodic review, not less than annually, of WFS’s Whistleblower Policy and related communication channels.
The Committee shall carry out such other specific responsibilities with regard to the Board’s oversight of WFS’s compliance with all applicable laws and regulations, as may be delegated by the Board to the Committee.
6.5 Oversight of Continuous Disclosure Obligations, Financial Reporting and Other External Reporting
The Committee shall satisfy itself that Management has developed and maintains appropriate programs and policies regarding continuous disclosure obligations applicable to WFS and will have oversight over such programs and policies to effectively communicate with its stakeholders.
Prior to public disclosure, the Committee shall review the following:
•the draft and final quarterly and annual financial statements, MD&A and earnings press releases to ensure that all disclosures are in compliance with regulatory requirements, public financing documents or prospectuses; and
•other draft timely disclosure documents containing financial information that would likely be material to either the quarterly or annual financial statements.
The Committee shall review and approve the final quarterly financial statements and related MD&A of WFS. The Committee shall additionally review and recommend to the Board the approval of the final WFS annual financial statements and related MD&A.
In each instance where a draft is reviewed, the CFO of WFS or his or her delegate shall affirm, in writing or via e-mail, to Committee members that no significant changes have been made to the draft other than those specifically agreed to by the Committee for inclusion or such draft shall be re-circulated to the Committee.
In discharging its responsibilities, the Committee will review:
•all critical accounting policies and practices used or to be used by WFS and changes in the selection and application of accounting principles;
•significant financial reporting issues that have arisen in connection with the preparation of such financial statements;
•analyses prepared by Management, and/or the external auditors setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative GAAP methods on the financial statements;
•matters considered by Management’s Disclosure Committee in its review of quarterly, annual and other timely disclosure documents before submission; and
•the effect of emerging regulatory and accounting initiatives.
The Committee shall review and discuss with the external auditors any audit problems or difficulties and Management’s response thereto. This review shall include any difficulties encountered by the auditors in the course of performing their audit work, including any restrictions on the scope of their activities or their access to information and any significant disagreements with Management.
The Committee shall also review and assess the adequacy of the reporting systems and related internal controls developed and implemented by Management in connection with disclosures relating to environmental, social and governance (“ESG”) matters and other non-financial data included in WFS Sustainability Reports.
6.6 Oversight of Internal Audit
The Committee shall:
•review and approve WFS’s internal audit department’s annual audit plan and all major changes in the plan;
•review and discuss with the internal auditors the scope, progress and results of executing the internal audit plan;
•receive reports on the status of significant findings, recommendations and Management’s responses;
•review the reporting relationship, activities, staffing, organizational structure and credentials of the Internal Audit Department;
•review and concur in the appointment, replacement, reassignment, or dismissal of the Internal Audit Director, who shall have direct access to the Committee; and
•review the annual performance of the internal audit function.

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Schedule B: Audit Committee Charter
6.7 Related Companies Financial Results
WFS’s audited consolidated financial statements may include the results of other companies, in whole or in part, in which WFS maintains an equity interest. The Committee shall establish a coordination and communications framework with the accountants, auditors and, where applicable, audit committees of these companies. The Committee shall satisfy itself that WFS’s consolidated financial statements accurately reflect the results of all companies included, regardless of whether these companies were audited by different external auditors.
6.8 Related Party Transactions
The Committee shall review, approve, or ratify, any transaction between WFS and any related person (as defined in Item 404 of Regulation S-K under the United States Securities Act of 1933, as amended) on an ongoing basis.
6.9 Approval of Audit and Permitted Non-Audit Services Provided by the External Auditors
Over the course of any year there will be two levels of approvals that will be provided. The first is the existing annual Committee approval of the audit engagement and identifiable permitted non-audit services for the coming year. The second is in-year Committee pre-approvals of proposed audit and permitted non-audit services as they arise.
Any proposed audit and permitted non-audit services to be provided by the external auditors to WFS or its subsidiaries must receive prior approval from the Committee. The CFO of WFS, or his or her delegate, shall act as the primary contact to receive and assess any proposed engagements from the external auditors. The Committee shall not approve any non-audit services to be provided by the external auditors to WFS where either: (i) the sum of non-audit fees are expected to exceed the sum of audit fees, audit-related fees and permitted tax compliance/preparation fees; or (ii) the sum of audit fees and audit-related fees is expected to total less than 50% of Westport's overall fees payable to WFS’s external auditor (excluding fees resulting from one time transactions). The Committee shall satisfy itself of the adequacy of any public disclosure related to the audit fees paid to the external auditors.
The Committee is also authorized to approve non-audit services that may be provided by a party that is not the external auditors. Examples may be consulting advice relating to financial statements, tax advice and tax consulting services, or any other consulting services that the Committee determines that it will obtain from any party that is not the external auditors.
In the majority of such instances, proposals may be received and considered by the Committee Chair (or such other member of the Committee who may be delegated authority to approve audit and permitted non-audit services), for approval of the proposal on behalf of the Committee. The Committee Chair will then inform the Committee of any approvals granted at the next scheduled meeting.
7.0 OTHER RESPONSIBILITIES
1.Review of Charter. The Committee shall review and reassess the adequacy of this Charter at least annually and recommend to the Board any amendments or modifications to its Charter that the Committee deems appropriate. The Committee shall also prepare and disclose a summary of its mandate to shareholders.
2.Annual Performance Evaluation. At least annually, as part of the Board’s and its committee self- assessment process, the Committee shall evaluate its own performance and report the results of such evaluation to WFS’s Nominating and Corporate Governance Committee.
3.Audit Committee Information in the AIF. The Committee shall review and recommend for Board approval the Audit Committee information required to be included in WFS’s Annual Information Form (“AIF”)/Form 40F, in compliance with applicable regulations.
4.Annual Review of Transactions Involving Directors and Officers. The Committee shall annually review a summary of the Directors’ and Executive Officers’ travel and entertainment expenses, related party transactions and any conflicts of interest.
5.Other Activities. The Committee shall perform any other activities consistent with this Charter, WFS’s bylaws, and governing laws that the Board or Committee determines are necessary or appropriate.
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